Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com
VIA Email & EDGAR

May 16, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
Lincoln Life Variable Annuity Account N
Lincoln New York Account N for Variable Annuities
Initial Registration Statements on Form N-4
Filing Nos.: 333-186894, 811-08517; 333-186895; 811-09763

Dear Mr. Zapata:

This letter is in response to your letter of May 1, 2013.

1.  General Comments
a.
Please clarify supplementally whether there are any types of guarantees, credit enhancements, or other support agreements with third parties to support any of the company’s guarantees under the contract or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

b.
Unless otherwise indicated, please make conforming changes to the other registration statement listed above, as applicable. Please identify the prospectus for which a change is made in response to these comments.

Response:
a.
There are no guarantees, credit enhancements, or other support agreements with third parties to support any of the company’s guarantees under the contract. The company will be solely responsible for paying out on any guarantees associated with the contracts.

b.	Conforming changes have been made to both of the registration statements listed above. In all cases, the specific changes addressed in this response letter are for 333-186894.

2.  Cover Page (p. 1)
Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:
The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3.  Available Funds
The staff understands that certain funds available under the contracts intend to change their names in the near future. Please supplementally inform the staff how and when this change will be reflected in the contract prospectuses.

Response:
Contractowners will be notified of these name changes by a prospectus supplement immediately following the prospectus filing by the funds, which is scheduled for mid-June 2013.

4.  Expense Tables
On pages 11-12, in the footnotes following the fund expenses table, the registrant states that some of the funds have entered into contractual waiver or reimbursement agreements through April 20, 2013. In order to reflect contractual waivers in the table, such waivers must be in place for at least one year from the effective date of this registration statement. Please revise the table and footnotes as appropriate.

Response:
The Lincoln Variable Insurance Products Trust has extended the contractual waivers for several of the funds through July 1, 2014.  The waivers for the remaining funds have been removed.

5.  Examples (p. 13)
The examples do not appear to have been calculated using the assumptions disclosed in the preceding paragraph. Please revise as appropriate.

Response:
Updated fund fees were not available at the time of the initial filing of these registration statements. The fund fees have been updated and the Examples have been re-calculated to reflect the most expensive contract options.

6.  Summary of Common Questions (p. 14)
In lieu of a cross reference, please add the disclosure concerning the limitation of additional Purchase Payments in excess of $100,000, contained on page 29, to the pertinent common question.

Response:
This disclosure has been added.

7.  Purchase Payments (p. 29)
    The last two sentences of the third paragraph of this section of the prospectus are confusing. Please clarify whether a contractowner can elect i4LIFE® Advantage and when, after    election, Purchase Payments will no longer be accepted.

Response:
Purchase Payments will not be accepted at any time after the contractowner elects i4LIFE® Advantage with the Guaranteed Income Benefit. The disclosure has been revised accordingly.

8.  Appendix A (B-1)
Please complete the overview chart for the Lincoln Lifetime Income Advantage 2.0 Protected Funds.

Response:
Because of the limited rider offerings under this prospectus, we feel the overview chart is unnecessary. The chart has been removed.

9.  Powers of Attorney
Please provide a power of attorney that relates specifically to each new registration statement. See  Rule 483(b) of the Securities Act.

Response:
An updated power of attorney relating specifically to each new registration statement will be filed with the pre-effective amendment.

10.  Financial Statements, Exhibits, and Other Information
Any omitted financial statements, exhibits, consents, and other required disclosure must be included in pre-effective amendments to these registration statements.

Response:
All required financial statements, exhibits, consents and other disclosure will be filed with the pre-effective amendments.

11. Tandy Representations
In regards to the referenced filings, The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, and Lincoln Life Variable Annuity Account N and Lincoln New York Account N for Variable Annuities (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,
Scott C. Durocher
Senior Counsel

ChoicePlus AssuranceSM (Prime)
Lincoln Life Variable Annuity Account N
Individual Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnFinancial.com
1-888-868-2583

This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company
(Lincoln Life or Company). This contract is primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth
IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. However, IRAs provide tax deferral whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate Contract Value and to provide retirement income over a certain period of time, or for life, subject to certain conditions. The benefits offered under this contract may be a variable or fixed amount, if available, or a combination of both. If you die before the
Annuity Commencement Date, we will pay your Beneficiary a Death Benefit. In the alternative, you generally may choose to receive a Death Benefit upon the death of the Annuitant.

The state in which your contract is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will apply to your contract. You should refer to your contract for these state-specific features. Please check with your registered representative regarding their availability.

The minimum initial Purchase Payment for the contract is $10,000. Additional
Purchase Payments, subject to certain restrictions, may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your Contract Value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting
Purchase Payments or transfers into the fixed side of the contract at any time.
If any portion of your Contract Value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an Interest Adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a
Guaranteed Period.

You should carefully consider whether or not this contract is the best product for you.

All Purchase Payments for benefits on a variable basis will be placed in
Lincoln Life Variable Annuity Account N (Variable Annuity Account [VAA]). The
VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the contract's variable options. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein VPS Global Thematic Growth Portfolio
     AllianceBernstein VPS Small/Mid Cap Value Portfolio

BlackRock Variable Series Funds, Inc. (Class III):
     BlackRock Global Allocation V.I. Fund

Delaware VIP (Reg. TM) Trust (Service Class):
     Delaware VIP (Reg. TM) Diversified Income Series
   Delaware VIP (Reg. TM) Emerging Markets Series

     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
     Delaware VIP (Reg. TM) REIT Series
     Delaware VIP (Reg. TM) Small Cap Value Series
     Delaware VIP (Reg. TM) Smid Cap Growth Series
     Delaware VIP (Reg. TM) U.S. Growth Series
     Delaware VIP (Reg. TM) Value Series

DWS Variable Series II (Class B):
     DWS Alternative Asset Allocation VIP Portfolio

                                                                               1

Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio

Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Income Securities Fund
     FTVIPT Mutual Shares Securities Fund

Lincoln Variable Insurance Products Trust (Service Class):
     LVIP Baron Growth Opportunities Fund
     LVIP BlackRock Emerging Markets RPM Fund
     LVIP BlackRock Equity Dividend RPM Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP Capital Growth Fund
     LVIP Clarion Global Real Estate Fund
     LVIP Columbia Small-Mid Cap Growth RPM Fund
     LVIP Delaware Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Delaware Social Awareness Fund
     LVIP Delaware Special Opportunities Fund
     LVIP Dimensional Non-U.S. Equity RPM Fund
     LVIP Dimensional U.S. Equity RPM Fund
     LVIP Dimensional/Vanguard Total Bond Fund
     LVIP Global Income Fund
     LVIP JPMorgan High Yield Fund
     LVIP JPMorgan Mid Cap Value RPM Fund
     LVIP MFS International Growth Fund
     LVIP MFS International Growth RPM Fund
     LVIP MFS Value Fund
     LVIP Mid-Cap Value Fund
     LVIP Mondrian International Value Fund
     LVIP Money Market Fund
     LVIP RPM BlackRock Global Allocation V.I. Fund
     LVIP RPM VIP Contrafund (Reg. TM) Portfolio
     LVIP SSgA Bond Index Fund
     LVIP SSgA Conservative Index Allocation Fund
     LVIP SSgA Conservative Structured Allocation Fund
     LVIP SSgA Developed International 150 Fund
     LVIP SSgA Emerging Markets 100 Fund
     LVIP SSgA Global Tactical Allocation RPM Fund
     LVIP SSgA International Index Fund
     LVIP SSgA Large Cap 100 Fund
     LVIP SSgA Large Cap RPM Fund
     LVIP SSgA Moderate Index Allocation Fund
     LVIP SSgA Moderate Structured Allocation Fund
     LVIP SSgA Moderately Aggressive Index Allocation Fund
     LVIP SSgA Moderately Aggressive Structured Allocation Fund
     LVIP SSgA S&P 500 Index Fund**
     LVIP SSgA Small-Cap Index Fund
     LVIP SSgA Small-Cap RPM Fund
     LVIP SSgA Small-Mid Cap 200 Fund
     LVIP T. Rowe Price Growth Stock Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     LVIP Templeton Growth RPM Fund
     LVIP UBS Large Cap Growth RPM Fund
     LVIP Vanguard Domestic Equity ETF Fund
     LVIP Vanguard International Equity ETF Fund
     LVIP Protected Profile Conservative Fund
     LVIP Protected Profile Growth Fund
     LVIP Protected Profile Moderate Fund

Lincoln Variable Insurance Products Trust (Service Class II):
     LVIP American Global Growth Fund
     LVIP American Global Small Capitalization Fund
     LVIP American Growth Fund
     LVIP American Growth Income Fund
     LVIP American International Fund

MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Growth Series
     MFS (Reg. TM) VIT Utilities Series

PIMCO Variable Insurance Trust (Advisor Class):
     PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio

Refer to the Description of the Funds section of this prospectus for specific information regarding availability of funds.

** "Standard & Poor's (Reg. TM)", "S&P 500 (Reg. TM)", "Standard & Poor's 500
(Reg. TM)" and "500" are trademarks of Standard & Poor's Financial Services,
LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and
Standard & Poor's makes no representation regarding the advisability of purchasing the product.

This prospectus gives you information about the contract that you should know before you decide to buy a contract and make Purchase Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life
Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call
1-888-868-2583. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

_______, 2013


Table of Contents

Item                                                          Page

Special Terms                                                  4
Expense Tables                                                 7
Summary of Common Questions                                   13
The Lincoln National Life Insurance Company                   15
Variable Annuity Account (VAA)                                16
Investments of the Variable Annuity Account                   17
Charges and Other Deductions                                  22
The Contracts                                                 28
 Purchase Payments                                            28
 Transfers On or Before the Annuity Commencement Date         30
 Surrenders and Withdrawals                                   32
 Death Benefit                                                33
 Investment Requirements                                      37
 Living Benefit Riders                                        40
 Lincoln Lifetime IncomeSM Advantage 2.0                      40
 i4LIFE (Reg. TM) Advantage                                   50
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage    54
Annuity Payouts                                               59
 Fixed Side of the Contract                                   66
Distribution of the Contracts                                 69
Federal Tax Matters                                           70
Additional Information                                        75
 Voting Rights                                                75
 Return Privilege                                             76
 Other Information                                            76
Legal Proceedings                                             76
Contents of the Statement of Additional Information (SAI)
for Lincoln Life Variable Annuity Account N                   77

                                                                               3

Special Terms
In this prospectus, the following terms have the indicated meanings:

5% Enhancement-A feature under Lincoln Lifetime IncomeSM Advantage 2.0 in which the Income Base, minus Purchase Payments received in that year, will be increased by 5%, subject to certain conditions.

Access Period-Under i4LIFE (Reg. TM) Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a Death Benefit.

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value-Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE (Reg. TM) Advantage is effective (or initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the
Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, reduced by Regular Income Payments, Guaranteed Income
Benefit payments, and withdrawals.

Accumulation Unit-A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the
i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Adjustment Date-Under Lincoln SmartIncomeSM Inflation, the first day of January each year. The Scheduled Payment and the Reserve Value will be adjusted on each
Adjustment Date.

Annuitant-The person upon whose life the annuity benefit payments are based, and upon whose life a Death Benefit may be paid.

Annuity Commencement Date-The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE
(Reg. TM) Advantage).

Annuity Payout-A regularly Scheduled Payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic
Income Commencement Date if i4LIFE (Reg. TM) Advantage has been elected).
Payments may be variable or fixed, or a combination of both.

Annuity Unit-A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date. See Annuity
Payouts.

Automatic Annual Step-up-Under Lincoln Lifetime IncomeSM Advantage 2.0, the
Income Base will automatically step-up to the Contract Value on each Benefit
Year anniversary, subject to certain conditions.

Beneficiary-The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.

Benefit Year-Under Lincoln Lifetime IncomeSM Advantage 2.0, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Contractowner (you, your, owner)-The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.

Contract Value (may be referred to as Account Value in marketing materials)-At a given time before the Annuity Commencement Date, the total value of all
Accumulation Units for a contract plus the value of the fixed side of the contract, if any.

Contract Year-Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

CPI-The Consumer Price Index used to measure inflation.

CPI Adjustment-Under Lincoln SmartIncomeSM Inflation, adjustments made to the
Scheduled Payments and the Reserve Value as a result of fluctuations in the
CPI.

CPI Value-The number published monthly by the Bureau of Labor Statistics that represents the Consumer Price Index. Under Lincoln SmartIncomeSM Inflation, the
CPI Value is used to determine if the Scheduled Payments and Reserve Value will go up or down each year.

Death Benefit-Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies or, if selected, to the
Contractowner if the Annuitant dies. See The Contracts - Death Benefit for a description of the various Death Benefit options.

Enhancement Period-Under Lincoln Lifetime IncomeSM Advantage 2.0, the 10-year period during which the 5% Enhancement is in effect. A new Enhancement Period will begin each time an Automatic Annual Step-up to the Contract Value occurs.

Excess Withdrawals-Amounts withdrawn during a Benefit Year, as specified for each Living Benefit rider, which decrease or eliminate the guarantees under the rider.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will


identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.

Guaranteed Annual Income-The guaranteed periodic withdrawal amount available from the contract each year for life under Lincoln Lifetime IncomeSM Advantage
2.0.

Guaranteed Annual Income Amount Annuity Payout Option-A payout option available under Lincoln Lifetime IncomeSM Advantage 2.0 in which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the
Guaranteed Annual Income amount for life.

Guaranteed Income Benefit-An option that provides a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage Regular Income Payments. The
calculation of the Guaranteed Income Benefit or the features applicable to the
Guaranteed Income Benefit may vary based on the rider provisions applicable to certain Contractowners.

Guaranteed Minimum Scheduled Payment-The minimum payment you will receive under
Lincoln SmartIncomeSM Inflation (as adjusted for Unscheduled Payments, charges and taxes).

Guaranteed Period-The length of the period during which Contract Value in a fixed account will be credited a guaranteed interest rate.

i4LIFE (Reg. TM) Advantage-An Annuity Payout option which combines periodic variable Regular Income Payments for life and a Death Benefit with the ability to make withdrawals during a defined period, the Access Period.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds-i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an optional feature under i4LIFE (Reg. TM) Advantage that provides a higher Guaranteed
Income Benefit percentage if you adhere to certain Investment Requirements.

Income Base-Under the Lincoln Lifetime IncomeSM Advantage 2.0, a value used to calculate the Guaranteed Annual Income amount. The amount of the Income Base varies based on when you elect the rider, and is adjusted as set forth in this prospectus.

Interest Adjustment-An upward or downward adjustment on the amount of Contract
Value in the fixed account upon a transfer, withdrawal or surrender of Contract
Value from the fixed account due to fluctuations in interest rates.

Investment Requirements-Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit riders.

Lifetime Income Period-Under i4LIFE (Reg. TM) Advantage, the period of time following the Access Period during which we make Regular Income Payments to you
(and Secondary Life, if applicable) for the rest of your life. During the
Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Lincoln Lifetime IncomeSM Advantage 2.0-Provides minimum guaranteed lifetime periodic withdrawals that may increase based on automatic enhancements and age-based increases to the withdrawal amount, regardless of the investment performance of the contract and provided certain conditions are met.

Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds- An optional feature under Lincoln Lifetime IncomeSM Advantage 2.0 that provides a higher Guaranteed
Annual Income amount percentage if you adhere to certain Investment
Requirements.

Lincoln SmartIncomeSM Inflation-A fixed Annuity Payout option that provides periodic Annuity Payouts that may increase or decrease annually based on fluctuations in the Consumer Price Index.

Living Benefit-A general reference to certain riders that may be available for purchase that provide some type of a minimum guarantee while you are alive.
These riders are Lincoln Lifetime IncomeSM Advantage 2.0 and i4LIFE (Reg. TM)
Advantage (with or without the Guaranteed Income Benefit). If you select a
Living Benefit rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Nursing Home Enhancement-A feature that will increase the Guaranteed Annual
Income amount under Lincoln Lifetime IncomeSM Advantage 2.0 upon admittance to an approved nursing care facility, subject to certain conditions.

Periodic Income Commencement Date-The Valuation Date on which the amount of
i4LIFE (Reg. TM) Advantage Regular Income Payments are determined.

Purchase Payments-Amounts paid into the contract.

Regular Income Payments-The variable, periodic income payments paid under
i4LIFE (Reg. TM) Advantage.

Reserve Value-Under Lincoln SmartIncomeSM Inflation, the value that is established to determine the amount available for Unscheduled Payments and the
Death Benefit, if any. The Reserve Value will be adjusted either up or down on an annual basis depending on the percentage change of the CPI.

Rider Date-The effective date of the Lincoln SmartIncomeSM Inflation rider.

Rider Year-Under Lincoln SmartIncomeSM Inflation, each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

Scheduled Payments-Under Lincoln SmartIncomeSM Inflation, Annuity Payouts for
the life of the Annuitant (and Secondary Life, if applicable). The Scheduled
Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI.

Secondary Life-Under i4LIFE (Reg. TM) Advantage and Lincoln SmartIncomeSM
Inflation, the person designated by the Contractowner upon whose life the
Annuity Payouts will also be contingent.

Selling Group Individuals-A Contractowner who meets the following criterion at the time of the contract purchase and who

                                                                               5

purchases the contract without the assistance of a sales representative under contract with us:
 o Employees and registered representatives of any member of the selling group
      (broker-dealers who have selling agreements with us) and their spouses and minor children.

Subaccount-The portion of the VAA that reflects investments in Accumulation and
Annuity Units of a class of a particular fund available under the contracts.
There is a separate Subaccount which corresponds to each class of a fund.

Unscheduled Payments-Under Lincoln SmartIncomeSM Inflation, withdrawals that are in addition to your Scheduled Payments up to the amount of the Reserve
Value less any related charges and deductions for premium tax. Unscheduled
Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled
Payment in the same proportion that they reduce the Reserve Value.

Valuation Date-Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period-The period starting at the close of trading (normally 4:00
p.m. New York time) on each day that the NYSE is open for trading (Valuation
Date) and ending at the close of such trading on the next Valuation Date.


Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer Contract Value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.

                       CONTRACTOWNER TRANSACTION EXPENSES

Accumulation Phase:
  Surrender charge (as a percentage of Purchase Payments surrendered/withdrawn):1.........    7.00%
We may also apply an Interest Adjustment to amounts being withdrawn, surrendered or transferred from a Guaranteed
Period account (except for dollar cost averaging and Regular Income Payments under i4LIFE
(Reg. TM) Advantage). See Fixed
Side of the Contract.

Payout Phase:
  Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage of the Unscheduled
   Payment):2.............................................................................    7.00%

1 The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.

2 The Unscheduled Payment charge percentage is reduced over time.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given Contractowner. The tables differ based on whether the Contractowner has purchased the i4LIFE (Reg. TM)
Advantage rider.
 o Table A reflects the expenses for a contract that has not elected the i4LIFE
(Reg. TM) Advantage (Base contract).
 o Table B reflects the expenses for a contract that has elected the i4LIFE
   (Reg. TM) Advantage.
 o Table C reflects the expenses for a contract that has elected i4LIFE (Reg.
   TM) Advantage and previously purchased the Lincoln Lifetime IncomeSM
   Advantage 2.0.

                                    TABLE A

Annual Account Fee:1......................................................................     $    35
Separate Account Annual Expenses (as a percentage of average daily net assets in the
  Subaccounts):2
Account Value Death Benefit
  Mortality and Expense Risk Charge.......................................................        1.15%
  Administrative Charge...................................................................        0.10%
  Total Separate Account Expenses.........................................................        1.25%
Guarantee of Principal Death Benefit
  Mortality and Expense Risk Charge.......................................................        1.20%
  Administrative Charge...................................................................        0.10%
  Total Separate Account Expenses.........................................................        1.30%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Mortality and Expense Risk Charge.......................................................        1.45%
  Administrative Charge...................................................................        0.10%
  Total Separate Account Expenses.........................................................        1.55%
Estate Enhancement Benefit (EEB)
  Mortality and Expense Risk Charge.......................................................        1.65%
  Administrative Charge...................................................................        0.10%
  Total Separate Account Expenses.........................................................        1.75%

                                                                               7

                                                Single      Joint
Optional Living Benefit Rider Charges:           Life        Life
Lincoln Lifetime IncomeSM Advantage 2.0:3, 4
  Guaranteed Maximum Charge.................     2.00%      2.00%
  Current Charge............................     1.05%      1.25%

1 The account fee will be waived if your Contract Value is $100,000 or more at the end of any particular Contract Year. This account fee will be waived after the fifteenth Contract Year. The account fee will also be deducted upon full surrender of the contract if the Contract Value is less than
  $100,000.

2 The mortality and expense risk charge and administrative charge together are
  1.40% on and after the Annuity Commencement Date.

3 As an annualized percentage of the Income Base (initial Purchase Payment or
  Contract Value at the time of election), as increased for subsequent
  Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. See Charges and Other Deductions - Lincoln Lifetime
  IncomeSM Advantage 2.0 Charge for a discussion of these changes to the
  Income Base. This charge is deducted from the Contract Value on a quarterly basis.

4 There is no additional charge for Lincoln Lifetime IncomeSM Advantage 2.0
  Protected Funds over and above the charge for Lincoln Lifetime IncomeSM
  Advantage 2.0.

                                    TABLE B

Annual Account Fee:1......................................................     $    35
i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit (version 4):2
  Account Value Death Benefit.............................................        1.65%
  Guarantee of Principal Death Benefit....................................        1.70%
  Enhanced Guaranteed Minimum Death Benefit (EGMDB).......................        1.95%

                                                                             Single      Joint
i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4):3,4     Life        Life
Account Value Death Benefit
  Guaranteed Maximum Charge..............................................     3.65%      3.65%
  Current Charge.........................................................     2.30%      2.50%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge..............................................     3.70%      3.70%
  Current Charge.........................................................     2.35%      2.55%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge..............................................     3.95%      3.95%
  Current Charge.........................................................     2.60%      2.80%

1 The account fee will be waived if your Contract Value is $100,000 or more at the end of any particular Contract Year. This account fee will be waived after the fifteenth Contract Year. The account fee will also be deducted upon full surrender of the contract if the Contract Value is less than
  $100,000.

2 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM)
  Advantage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage
  Rider Charge for further information. These charges continue during the
  Access Period. The i4LIFE (Reg. TM) Advantage charge is reduced to 1.65%
  during the Lifetime Income Period.

3 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed
  Income Benefit. The current annual charge for the Guaranteed Income Benefit
  (version 4) is 0.65% of Account Value for the single life option and 0.85%
  of Account Value for the joint life option with a guaranteed maximum charge of 2.00%. These charges are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income Benefit charge is added to the i4LIFE (Reg. TM)
  Advantage charge of 1.65%. See Charges and Other Deductions - i4LIFE (Reg.
  TM) Advantage with Guaranteed Income Benefit (version 4) Charge for further information.

4 There is no additional charge for i4LIFE (Reg. TM) Advantage Guaranteed
  Income Benefit Protected Funds over and above the charge for i4LIFE (Reg.
  TM) Advantage Guaranteed Income Benefit (version 4).

                                    TABLE C

Annual Account Fee:1........     $35


i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who      Single      Joint
  previously purchased
Lincoln Lifetime IncomeSM Advantage 2.0:                                                       Life        Life
Separate Account Annual Expenses (as a percentage of average daily net assets in the
  Subaccounts):
  Account Value Death Benefit.............................................................     1.25%      1.25%
  Guarantee of Principal Death Benefit....................................................     1.30%      1.30%
  Enhanced Guaranteed Minimum Death Benefit (EGMDB).......................................     1.55%      1.55%
i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4):2
  Guaranteed Maximum Charge...............................................................     2.00%      2.00%
  Current Charge..........................................................................     1.05%      1.25%

1 The account fee will be waived if your Contract Value is $100,000 or more at the end of any particular Contract Year. This account fee will be waived after the fifteenth Contract Year. The account fee will also be deducted upon full surrender of the contract if the Contract Value is less than
  $100,000.

2 As an annualized percentage of the greater of the Income Base (associated with Lincoln Lifetime IncomeSM Advantage 2.0) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed
  Income Benefit charge.) See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2012. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                             Minimum   Maximum
                                                                            --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service
       (12b-1) fees, and other expenses)...................................  0.50%     2.21%
      Total Annual Fund Operating Expenses (after contractual waivers/
       reimbursements*)....................................................  0.50%     2.16%

* Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before July 1, 2014.

The following table shows the expenses charged by each fund for the year ended
 December 31, 2012:

(as a percentage of each fund's average net assets):

                                                                                                        Other
                                                                   Management         12b-1 Fees        Expenses
                                                                   Fees (before       (before any       (before any
                                                                   any waivers/       waivers/          waivers/
                                                                   reimburse-         reimburse-        reimburse-
                                                                   ments)         +   ments)        +   ments)        +

AllianceBernstein VPS Global Thematic Growth Portfolio                 0.75%             0.25%             0.24%
AllianceBernstein VPS Small/Mid Cap Value Portfolio                    0.75%             0.25%             0.07%
BlackRock Global Allocation V.I. Fund(1)                               0.63%             0.25%             0.26%
Delaware VIP (Reg. TM) Diversified Income Series(2)                    0.59%             0.30%             0.09%
Delaware VIP (Reg. TM) Emerging Markets Series(2)                      1.25%             0.30%             0.15%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(2)       0.48%             0.30%             0.09%
Delaware VIP (Reg. TM) REIT Series(2)                                  0.75%             0.30%             0.09%
Delaware VIP (Reg. TM) Small Cap Value Series(2)                       0.73%             0.30%             0.08%
Delaware VIP (Reg. TM) Smid Cap Growth Series(2)                       0.75%             0.30%             0.09%
Delaware VIP (Reg. TM) U.S. Growth Series(2)                           0.65%             0.30%             0.09%
Delaware VIP (Reg. TM) Value Series(2)                                 0.65%             0.30%             0.08%
DWS Alternative Asset Allocation VIP Portfolio                         0.34%             0.25%             0.29%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio                  0.56%             0.25%             0.08%
Fidelity (Reg. TM) VIP Growth Portfolio                                0.56%             0.25%             0.10%

                                                                                                              Total
                                                                                  Total         Total         Expenses
                                                                                  Expenses      Contractual   (after
                                                                   Acquired       (before any   waivers/      Contractual
                                                                   Fund           waivers/      reimburse-    waivers/
                                                                   Fees and       reimburse-    ments         reimburse-
                                                                   Expenses   =   ments)        (if any)      ments)

AllianceBernstein VPS Global Thematic Growth Portfolio               0.00%           1.24%           0.00%         1.24%
AllianceBernstein VPS Small/Mid Cap Value Portfolio                  0.00%           1.07%           0.00%         1.07%
BlackRock Global Allocation V.I. Fund(1)                             0.01%           1.15%           0.00%         1.15%
Delaware VIP (Reg. TM) Diversified Income Series(2)                  0.00%           0.98%           0.00%         0.98%
Delaware VIP (Reg. TM) Emerging Markets Series(2)                    0.00%           1.70%           0.00%         1.70%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(2)     0.00%           0.87%           0.00%         0.87%
Delaware VIP (Reg. TM) REIT Series(2)                                0.00%           1.14%           0.00%         1.14%
Delaware VIP (Reg. TM) Small Cap Value Series(2)                     0.00%           1.11%           0.00%         1.11%
Delaware VIP (Reg. TM) Smid Cap Growth Series(2)                     0.00%           1.14%           0.00%         1.14%
Delaware VIP (Reg. TM) U.S. Growth Series(2)                         0.00%           1.04%           0.00%         1.04%
Delaware VIP (Reg. TM) Value Series(2)                               0.00%           1.03%           0.00%         1.03%
DWS Alternative Asset Allocation VIP Portfolio                       1.28%           2.16%           0.00%         2.16%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio                0.00%           0.89%           0.00%         0.89%
Fidelity (Reg. TM) VIP Growth Portfolio                              0.00%           0.91%           0.00%         0.91%

                                                                               9

                                                                                             Other
                                                        Management         12b-1 Fees        Expenses
                                                        Fees (before       (before any       (before any
                                                        any waivers/       waivers/          waivers/
                                                        reimburse-         reimburse-        reimburse-
                                                        ments)         +   ments)        +   ments)        +

Fidelity (Reg. TM) VIP Mid Cap Portfolio                    0.56%             0.25%             0.09%
FTVIPT Franklin Income Securities Fund                      0.45%             0.25%             0.02%
FTVIPT Mutual Shares Securities Fund                        0.60%             0.25%             0.11%
LVIP American Global Growth Fund(3)                         0.53%             0.55%             0.26%
LVIP American Global Small Capitalization Fund(3)           0.71%             0.55%             0.27%
LVIP American Growth Fund(3)                                0.33%             0.55%             0.11%
LVIP American Growth-Income Fund(3)                         0.27%             0.55%             0.11%
LVIP American International Fund(3)                         0.49%             0.55%             0.17%
LVIP Baron Growth Opportunities Fund                        1.00%             0.25%             0.08%
LVIP BlackRock Emerging Markets RPM Fund(4)                 0.55%             0.25%             0.45%
LVIP BlackRock Equity Dividend RPM Fund(5)                  0.75%             0.25%             0.08%
LVIP BlackRock Inflation Protected Bond Fund(6)             0.44%             0.25%             0.07%
LVIP Capital Growth Fund                                    0.70%             0.25%             0.08%
LVIP Clarion Global Real Estate Fund                        0.95%             0.25%             0.12%
LVIP Columbia Small-Mid Cap Growth RPM Fund(7)              0.87%             0.25%             0.15%
LVIP Delaware Bond Fund                                     0.31%             0.35%             0.07%
LVIP Delaware Diversified Floating Rate Fund                0.60%             0.25%             0.09%
LVIP Delaware Social Awareness Fund                         0.39%             0.35%             0.08%
LVIP Delaware Special Opportunities Fund                    0.40%             0.35%             0.07%
LVIP Dimensional Non-U.S. Equity RPM Fund(8)                0.25%             0.25%             0.25%
LVIP Dimensional U.S. Equity RPM Fund(8)                    0.25%             0.25%             0.14%
LVIP Dimensional/Vanguard Total Bond Fund(9)                0.25%             0.25%             0.10%
LVIP Global Income Fund                                     0.65%             0.25%             0.11%
LVIP JPMorgan High Yield Fund(10)                           0.65%             0.25%             0.10%
LVIP JPMorgan Mid Cap Value RPM Fund(11)                    1.05%             0.25%             0.17%
LVIP MFS International Growth Fund(12)                      0.91%             0.25%             0.15%
LVIP MFS International Growth RPM Fund                      0.85%             0.25%             0.15%
LVIP MFS Value Fund                                         0.63%             0.25%             0.06%
LVIP Mid-Cap Value Fund                                     0.92%             0.25%             0.13%
LVIP Mondrian International Value Fund                      0.75%             0.25%             0.08%
LVIP Money Market Fund                                      0.37%             0.25%             0.06%
LVIP Protected Profile Conservative Fund(13)                0.25%             0.25%             0.04%
LVIP Protected Profile Growth Fund(13)                      0.25%             0.25%             0.02%
LVIP Protected Profile Moderate Fund(13)                    0.25%             0.25%             0.02%
LVIP RPM BlackRock Global Allocation V.I. Fund(14)          0.75%             0.35%             0.10%
LVIP RPM VIP Contrafund (Reg. TM) Portfolio(15)             0.70%             0.35%             0.16%
LVIP SSgA Bond Index Fund                                   0.40%             0.25%             0.09%
LVIP SSgA Conservative Index Allocation Fund(16)            0.25%             0.25%             0.18%
LVIP SSgA Conservative Structured Allocation Fund(16)       0.25%             0.25%             0.06%
LVIP SSgA Developed International 150 Fund                  0.75%             0.25%             0.10%
LVIP SSgA Emerging Markets 100 Fund                         1.09%             0.25%             0.16%
LVIP SSgA Global Tactical Allocation RPM Fund               0.25%             0.25%             0.05%
LVIP SSgA International Index Fund                          0.40%             0.25%             0.14%

                                                                                                   Total
                                                                       Total         Total         Expenses
                                                                       Expenses      Contractual   (after
                                                        Acquired       (before any   waivers/      Contractual
                                                        Fund           waivers/      reimburse-    waivers/
                                                        Fees and       reimburse-    ments         reimburse-
                                                        Expenses   =   ments)        (if any)      ments)

Fidelity (Reg. TM) VIP Mid Cap Portfolio                  0.00%           0.90%           0.00%         0.90%
FTVIPT Franklin Income Securities Fund                    0.00%           0.72%           0.00%         0.72%
FTVIPT Mutual Shares Securities Fund                      0.00%           0.96%           0.00%         0.96%
LVIP American Global Growth Fund(3)                       0.00%           1.34%           0.00%         1.34%
LVIP American Global Small Capitalization Fund(3)         0.00%           1.53%           0.00%         1.53%
LVIP American Growth Fund(3)                              0.00%           0.99%           0.00%         0.99%
LVIP American Growth-Income Fund(3)                       0.00%           0.93%           0.00%         0.93%
LVIP American International Fund(3)                       0.00%           1.21%           0.00%         1.21%
LVIP Baron Growth Opportunities Fund                      0.00%           1.33%           0.00%         1.33%
LVIP BlackRock Emerging Markets RPM Fund(4)               0.07%           1.32%          -0.20%         1.12%
LVIP BlackRock Equity Dividend RPM Fund(5)                0.00%           1.08%          -0.07%         1.01%
LVIP BlackRock Inflation Protected Bond Fund(6)           0.03%           0.79%           0.00%         0.79%
LVIP Capital Growth Fund                                  0.00%           1.03%           0.00%         1.03%
LVIP Clarion Global Real Estate Fund                      0.00%           1.32%           0.00%         1.32%
LVIP Columbia Small-Mid Cap Growth RPM Fund(7)            0.00%           1.27%          -0.07%         1.20%
LVIP Delaware Bond Fund                                   0.00%           0.73%           0.00%         0.73%
LVIP Delaware Diversified Floating Rate Fund              0.00%           0.94%           0.00%         0.94%
LVIP Delaware Social Awareness Fund                       0.00%           0.82%           0.00%         0.82%
LVIP Delaware Special Opportunities Fund                  0.00%           0.82%           0.00%         0.82%
LVIP Dimensional Non-U.S. Equity RPM Fund(8)              0.46%           1.21%          -0.15%         1.06%
LVIP Dimensional U.S. Equity RPM Fund(8)                  0.25%           0.89%          -0.04%         0.85%
LVIP Dimensional/Vanguard Total Bond Fund(9)              0.17%           0.77%           0.00%         0.77%
LVIP Global Income Fund                                   0.00%           1.01%           0.00%         1.01%
LVIP JPMorgan High Yield Fund(10)                         0.00%           1.00%           0.00%         1.00%
LVIP JPMorgan Mid Cap Value RPM Fund(11)                  0.00%           1.47%          -0.09%         1.38%
LVIP MFS International Growth Fund(12)                    0.00%           1.31%           0.00%         1.31%
LVIP MFS International Growth RPM Fund                    0.96%           2.21%          -0.80%         1.41%
LVIP MFS Value Fund                                       0.00%           0.94%           0.00%         0.94%
LVIP Mid-Cap Value Fund                                   0.00%           1.30%           0.00%         1.30%
LVIP Mondrian International Value Fund                    0.00%           1.08%           0.00%         1.08%
LVIP Money Market Fund                                    0.00%           0.68%           0.00%         0.68%
LVIP Protected Profile Conservative Fund(13)              0.48%           1.02%           0.00%         1.02%
LVIP Protected Profile Growth Fund(13)                    0.50%           1.02%           0.00%         1.02%
LVIP Protected Profile Moderate Fund(13)                  0.52%           1.04%           0.00%         1.04%
LVIP RPM BlackRock Global Allocation V.I. Fund(14)        0.74%           1.94%          -0.75%         1.19%
LVIP RPM VIP Contrafund (Reg. TM) Portfolio(15)           0.64%           1.85%          -0.76%         1.09%
LVIP SSgA Bond Index Fund                                 0.00%           0.74%           0.00%         0.74%
LVIP SSgA Conservative Index Allocation Fund(16)          0.36%           1.04%           0.00%         1.04%
LVIP SSgA Conservative Structured Allocation Fund(16)     0.37%           0.93%           0.00%         0.93%
LVIP SSgA Developed International 150 Fund                0.00%           1.10%           0.00%         1.10%
LVIP SSgA Emerging Markets 100 Fund                       0.00%           1.50%           0.00%         1.50%
LVIP SSgA Global Tactical Allocation RPM Fund             0.32%           0.87%           0.00%         0.87%
LVIP SSgA International Index Fund                        0.00%           0.79%           0.00%         0.79%


                                                                                                      Other
                                                                 Management         12b-1 Fees        Expenses
                                                                 Fees (before       (before any       (before any
                                                                 any waivers/       waivers/          waivers/
                                                                 reimburse-         reimburse-        reimburse-
                                                                 ments)         +   ments)        +   ments)        +

LVIP SSgA Large Cap 100 Fund                                         0.52%             0.25%             0.06%
LVIP SSgA Large Cap RPM Fund(17)                                     0.70%             0.25%             0.40%
LVIP SSgA Moderate Index Allocation Fund(18)                         0.25%             0.25%             0.09%
LVIP SSgA Moderate Structured Allocation Fund(18)                    0.25%             0.25%             0.04%
LVIP SSgA Moderately Aggressive Index Allocation Fund(18)            0.25%             0.25%             0.09%
LVIP SSgA Moderately Aggressive Structured Allocation Fund(18)       0.25%             0.25%             0.04%
LVIP SSgA S&P 500 Index Fund                                         0.19%             0.25%             0.06%
LVIP SSgA Small-Mid Cap 200 Fund                                     0.69%             0.25%             0.08%
LVIP SSgA Small-Cap Index Fund                                       0.32%             0.25%             0.09%
LVIP SSgA Small-Cap RPM Fund                                         0.90%             0.25%             0.40%
LVIP T. Rowe Price Growth Stock Fund(19)                             0.72%             0.25%             0.08%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund                    0.73%             0.25%             0.09%
LVIP Templeton Growth RPM Fund                                       0.73%             0.25%             0.10%
LVIP UBS Large Cap Growth RPM Fund(20)                               0.75%             0.25%             0.09%
LVIP Vanguard Domestic Equity ETF Fund(21)                           0.25%             0.25%             0.14%
LVIP Vanguard International Equity ETF Fund(22)                      0.25%             0.25%             0.21%
MFS (Reg. TM) VIT Growth Series                                      0.75%             0.25%             0.07%
MFS (Reg. TM) VIT Utilities Series                                   0.74%             0.25%             0.08%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio           0.74%             0.25%             0.11%

                                                                                                            Total
                                                                                Total         Total         Expenses
                                                                                Expenses      Contractual   (after
                                                                 Acquired       (before any   waivers/      Contractual
                                                                 Fund           waivers/      reimburse-    waivers/
                                                                 Fees and       reimburse-    ments         reimburse-
                                                                 Expenses   =   ments)        (if any)      ments)

LVIP SSgA Large Cap 100 Fund                                       0.00%           0.83%           0.00%         0.83%
LVIP SSgA Large Cap RPM Fund(17)                                   0.25%           1.60%          -0.85%         0.75%
LVIP SSgA Moderate Index Allocation Fund(18)                       0.36%           0.95%           0.00%         0.95%
LVIP SSgA Moderate Structured Allocation Fund(18)                  0.37%           0.91%           0.00%         0.91%
LVIP SSgA Moderately Aggressive Index Allocation Fund(18)          0.34%           0.93%           0.00%         0.93%
LVIP SSgA Moderately Aggressive Structured Allocation Fund(18)     0.39%           0.93%           0.00%         0.93%
LVIP SSgA S&P 500 Index Fund                                       0.00%           0.50%           0.00%         0.50%
LVIP SSgA Small-Mid Cap 200 Fund                                   0.00%           1.02%           0.00%         1.02%
LVIP SSgA Small-Cap Index Fund                                     0.00%           0.66%           0.00%         0.66%
LVIP SSgA Small-Cap RPM Fund                                       0.41%           1.96%          -1.05%         0.91%
LVIP T. Rowe Price Growth Stock Fund(19)                           0.00%           1.05%           0.00%         1.05%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund                  0.00%           1.07%           0.00%         1.07%
LVIP Templeton Growth RPM Fund                                     0.00%           1.08%           0.00%         1.08%
LVIP UBS Large Cap Growth RPM Fund(20)                             0.00%           1.09%          -0.11%         0.98%
LVIP Vanguard Domestic Equity ETF Fund(21)                         0.11%           0.75%           0.00%         0.75%
LVIP Vanguard International Equity ETF Fund(22)                    0.19%           0.90%           0.00%         0.90%
MFS (Reg. TM) VIT Growth Series                                    0.00%           1.07%           0.00%         1.07%
MFS (Reg. TM) VIT Utilities Series                                 0.00%           1.07%           0.00%         1.07%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio         0.14%           1.24%           0.00%         1.24%

(1) Other Expenses have been restated to reflect current fees.

(2) The Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets.

(3) The amounts set forth under "Management Fee" and "Other Expenses" reflect the aggregate expenses of the Feeder Fund and the Master Fund. The Total
    Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Feeder Fund and does not include the fees of the Master Fund.

(4) Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee for the Fund:
    0.05% of average daily net assets of the Fund. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
    Annual Fund Operating Expenses exceed 1.05% of average daily net assets of the Fund. Both agreements will continue at least through July 1, 2014 and cannot be terminated before that date without the mutual agreement of the
    Trust's board of trustees and the adviser.

(5) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $250 million of average daily net assets of the fund; 0.08% on the next $500 million and 0.13% of average daily net assets in excess of $750 million. The agreement will continue at least through July 1, 2014.

(6) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(7) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund; 0.10% on the first $25 million of average daily net assets of the fund and 0.05% on the next $50 million of average daily net assets. The agreement will continue at least through July 1, 2014.

(8) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE. Lincoln Investment Advisors Corporation (LIA) has
    contractually agreed waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the Fund. LIA has also contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund.
    Both agreements will continue at least through July 1, 2014.

(9) The AFFE has been restated to reflect the current expenses of the fund. The
    Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

(10) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

(11) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.09% on the first $60 million of average daily net assets of the Fund. The agreement will continue at least through July 1, 2014. The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(12) The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(13) The AFFE has been restated to reflect the current expenses of the Fund.
     The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

                                                                              11

(14)  Other Expenses and AFFE are based on estimates for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.70% of average daily net assets of the fund. The agreement will continue at least through July 1, 2014. LIA has contractually agreed to reimburse the fund's
  Service Class to the extent that the Total Annual Fund Operating Expenses
  (excluding acquired fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through July 1,
  2014.

(15)  Other Expenses and AFFE are based on estimates for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.65% of average daily net assets of the fund. The agreement will continue at least through July 1, 2014. LIA has contractually agreed to reimburse the fund's
  Service Class to the extent that the Total Annual Fund Operating Expenses
  (excluding acquired fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through July 1,
  2014.

(16) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

(17)  Other Expenses and AFFE are based on estimates for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.50% of average daily net assets of the fund. The agreement will continue at least through July 1, 2014. LIA has contractually agreed to reimburse the fund's
  Service Class to the extent that the Total Annual Fund Operating Expenses
  (excluding acquired fund fees and expenses) exceed 0.50% of average daily net assets of the fund. The agreement will continue at least through July 1,
  2014.

(18) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

(19) The Management Fee has been restated to reflect the current expenses of the fund. The Other Expenses has been restated to reflect the current expenses of the fund.

(20) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.15% on the first $100 million of average daily net assets of the Fund; and 0.10% on the next $150 million of average daily net assets of the fund. The agreement will continue at least through July 1, 2014.

(21) The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

(22) The AFFE has been restated to reflect the current expenses of the fund.
     The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see
Distribution of the Contracts.

EXAMPLES

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.
These costs include Contractowner transaction expenses, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The first Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the i4LIFE (Reg. TM) Advantage with the EGMDB Death Benefit and Guaranteed
Income Benefit (version 4) at the guaranteed maximum charge are in effect.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------

   $1,316       $2,427       $3,508       $5,840

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $616      $1,827       $3,008       $5,840

The next Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the EEB Death Benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the
guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

   1 year       3 years      5 years      10 years
-----------    ---------    ---------    ---------

   $1,299       $2,414       $3,553       $6,257

2) If you annuitize or do not surrender your contract at the end of the applicable time period:


 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $599      $1,814       $3,053       $6,257

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See
The Contracts - Annuity Payouts, including Lincoln SmartIncomeSM Inflation.
These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract am I buying? This contract is an individual deferred flexible premium variable annuity contract between you and Lincoln Life. You may allocate your Purchase Payments to the VAA or to the fixed account. This prospectus primarily describes the variable side of the contract. See The
Contracts. This contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions as not all state variations are discussed in this prospectus. Please check with your registered representative regarding their availability.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more Subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See
Variable Annuity Account.

What are Investment Requirements? If you elect a Living Benefit rider (except
i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to certain requirements for your Subaccount investments, which means you may be limited in how much you can invest in certain Subaccounts. Different
Investment Requirements apply to different riders. If you elect Lincoln
Lifetime IncomeSM Advantage 2.0 Protected Funds or i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit Protected Funds, you will have more restrictive
Investment Requirements. See The Contracts - Investment Requirements.

What are my investment choices? You may allocate your Purchase Payments to the
VAA or to the fixed account, if available. Based upon your instruction for
Purchase Payments, the VAA applies your Purchase Payments to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the
Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account -
Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments during the accumulation phase, you buy Accumulation Units. If you decide to receive an Annuity Payout, your
Accumulation Units are converted to Annuity Units. Your Annuity Payouts will be based on the number of Annuity Units you receive and the value of each Annuity
Unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the Death Benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your Contract Value or
Account Value if i4LIFE (Reg. TM) Advantage is elected. See Charges and Other
Deductions.

If you withdraw Purchase Payments, you pay a surrender charge from 0% to 7.00%
of the surrendered or withdrawn Purchase Payment, depending upon how long those payments have been invested in the contract. We may waive surrender charges in certain situations. See Charges and Other Deductions - Surrender Charge.

We will deduct any applicable premium tax from Purchase Payments or Contract
Value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a Guaranteed Period of the fixed account may be subject to the Interest Adjustment, if applicable. See
Fixed Side of the Contract.

Charges may also be imposed during the regular income or Annuity Payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity
Payouts.

For information about the compensation we pay for sales of contracts, see The
Contracts - Distribution of the Contracts.

                                                                              13

What Purchase Payments do I make, and how often? Subject to the minimum and maximum Purchase Payment amounts, your payments are completely flexible. See
The Contracts - Purchase Payments.

Am I limited in the amount of Purchase Payments I can make into the contract?
Yes, Purchase Payments totaling $1 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all contracts issued by the Company (or its affiliates) in which you are the
Contractowner, joint owner, or Annuitant.

If you elect a Living Benefit rider (other than i4LIFE (Reg. TM) Advantage), after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. State variations may apply. If you elect i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, no additional Purchase Payments will be allowed at any time after the Guaranteed
Income Benefit has been elected. For more information about these restrictions and limitations, please see The Contracts - Purchase Payments section in this prospectus.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts from your contract as a fixed option or variable option or a combination of both. See Annuity
Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your Beneficiary will receive Death
Benefit proceeds based upon the Death Benefit you select. Your Beneficiary has options as to how the Death Benefit is paid. In the alternative, you may choose to receive a Death Benefit on the death of the Annuitant. See The Contracts -
Death Benefit.

May I transfer Contract Value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions.
Generally, transfers made before the Annuity Commencement Date are restricted to no more than twelve (12) per Contract Year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the
Subaccounts is less than $2,000). If transferring funds from the fixed account to the Subaccount, you may only transfer 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. Transfers from the fixed account may be subject to an
Interest Adjustment. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The
Contracts - Transfers On or Before the Annuity Commencement Date and Transfers
After the Annuity Commencement Date. For further information, see also the
Fixed Side of the Contract and Guaranteed Periods.

What are Living Benefit riders? Living Benefit riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0)
or a minimum Annuity Payout (i4LIFE (Reg. TM) Advantage with or without
Guaranteed Income Benefit). If you select a Living Benefit rider, Excess
Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), and you will be subject to Investment
Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the
Guaranteed Income Benefit). Excess Withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living
Benefit rider. These riders are discussed in detail in this prospectus. Any guarantees under the contract that exceed your Contract Value are subject to our financial strength and claims-paying ability.

What is Lincoln Lifetime IncomeSM Advantage 2.0? Lincoln Lifetime IncomeSM
Advantage 2.0 is a rider that you may purchase for an additional charge and which provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income
Base (less Purchase Payments received in that year) or automatic annual step-ups to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent Purchase Payments, 5% Enhancements to the Income Base (less Purchase
Payments received in that year), Automatic Annual Step-ups to the Income Base and is decreased by certain withdrawals in accordance with provisions described in this prospectus. See The Contracts - Lincoln Lifetime IncomeSM Advantage
2.0. You may not simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 and another one of the Living Benefit riders. By electing this rider you will be subject to Investment Requirements. See The Contracts - Investment
Requirements.

What is Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds? Lincoln
Lifetime IncomeSM Advantage 2.0 Protected Funds is an optional feature under
Lincoln Lifetime IncomeSM Advantage 2.0 that provides a higher Guaranteed
Annual Income amount percentage if you adhere to more restrictive Investment
Requirements. See The Contracts - Investment Requirements. All of the other terms and conditions of Lincoln Lifetime IncomeSM Advantage 2.0 continue to apply to Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments, a Death Benefit, and the ability to make withdrawals during a defined period of time (Access Period). For an additional charge, you may purchase a minimum payout floor, the Guaranteed
Income Benefit. We assess a


charge, imposed only during the i4LIFE (Reg. TM) Advantage payout phase, based on the i4LIFE (Reg. TM) Advantage Death Benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is the Guaranteed Income Benefit? The Guaranteed Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM) Advantage Regular Income
Payments. By electing this benefit, you will be subject to Investment
Requirements. See The Contracts - Investment Requirements. The Guaranteed
Income Benefit is purchased when you elect i4LIFE (Reg. TM) Advantage or any time during the Access Period subject to terms and conditions at that time. The minimum floor is based on the Account Value at the time you elect i4LIFE (Reg.
TM) Advantage with the Guaranteed Income Benefit. Certain Living Benefit riders have features that may be used to establish the amount of the Guaranteed Income
Benefit. You may use your Income Base from Lincoln Lifetime IncomeSM Advantage
2.0 to establish the Guaranteed Income Benefit at the time you terminate that rider to purchase i4LIFE (Reg. TM) Advantage. See The Contracts - Living
Benefit Riders - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, and
Lincoln Lifetime IncomeSM Advantage 2.0 - i4LIFE (Reg. TM) Advantage option.

What is i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds?
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an
optional feature under i4LIFE (Reg. TM) Advantage with Guaranteed Income
Benefit that provides a higher initial Guaranteed Income Benefit percentage and shorter minimum required Access Period if you adhere to more restrictive
Investment Requirements. See The Contracts - Investment Requirements. All other terms and conditions of i4LIFE (Reg. TM) Advantage continue to apply to i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit Protected Funds.

What is Lincoln SmartIncomeSM Inflation? Lincoln SmartIncomeSM Inflation is a
fixed Annuity Payout option that provides periodic Annuity Payouts that may increase or decrease each year based on changes in a consumer price index that measures inflation. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, a Death Benefit and access to a Reserve Value from which
Unscheduled Payments may be taken. See The Contracts - Annuity Payouts -
Lincoln SmartIncomeSM Inflation.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. If
you surrender the contract or make a withdrawal, certain charges may apply. See
Charges and Other Deductions. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract.
You need to return the contract, postage prepaid, to our Home Office. In most states you assume the risk of any market drop on Purchase Payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about accumulation unit values? Because the subaccounts which are available under the contracts did not begin operation before the date of this prospectus, financial information for the subaccounts is not included in this prospectus or in the SAI.

Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without surrender charges. Results calculated without surrender charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market Subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to the contract fees and expenses, the yields of any Subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the Subaccounts are based on past performance and do not indicate or represent future performance.

The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life or Company),
organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The
Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your Contract Value, such as those associated with Death Benefit options and Living Benefit riders are paid from our general account (not the VAA).
Therefore, any amounts that we may pay under the contract in excess of Contract
Value are subject to our financial

                                                                              15

strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of
1934.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other
Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective policyholders to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally
Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort
Wayne, IN 46801-2348, or call 1-888-868-2583. In addition, the Statement of
Additional Information is available on the SEC's website at http://www.sec.gov.
You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at
www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation
(NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b)
plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).
The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct.
Income, gains and losses, whether realized or not, from assets allocated to the
VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their Subaccounts, and they offer different benefits.


Financial Statements
The December 31, 2012 financial statements of the VAA and the December 31, 2012 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account
You decide the Subaccount(s) to which you allocate Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.

Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly.
This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.

Certain Payments We Receive with Regard to the Funds

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may pay us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.53%, and as of the date of this prospectus, we were receiving payments from each fund family.
We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts and, in our role as intermediary, the funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets.
Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

In addition to the payments described above, most of the funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans). The payment rates range up to 0.55% based on the amount of assets invested in those funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates).
Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.

Description of the Funds

Each of the Subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest substantially all of their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than funds that invest directly in debt or equity securities.

                                                                              17

Certain funds may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. The cost of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit riders offered under the contract also provide protection in the event of a market downturn. Likewise, there are additional costs associated with the Death
Benefits and Living Benefit riders, which can limit the contract's upside participation in the markets. You should consult with your financial representative to determine which combination of investment choices and Death
Benefit and/or rider purchases (if any) are appropriate for you.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein,
L.P.

  o AllianceBernstein VPS Global Thematic Growth Portfolio: Long-term growth of capital.

  o AllianceBernstein VPS Small/Mid Cap Value Portfolio: Long-term growth of capital.

BlackRock Variable Series Funds, Inc.,advised by BlackRock Advisors, LLC and subadvised by BlackRock Investment Management, LLC

  o BlackRock Global Allocation V.I. Fund: High total investment return.

Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company*

  o Diversified Income Series: Maximum long-term total return consistent with reasonable risk.

  o Emerging Markets Series: Long-term capital appreciation.

  o Limited-Term Diversified Income Series: Maximum total return, consistent with reasonable risk.

  o REIT Series: Maximum long-term total return, with capital appreciation as a secondary objective.

  o Small Cap Value Series: Capital appreciation.

  o Smid Cap Growth Series: Long-term capital appreciation.

  o U.S. Growth Series: Long-term capital appreciation.

  o Value Series: Long-term capital appreciation.

DWS Variable Series II, advised by Deutsche Investment Management Americas,
Inc. and subadvised by RREEF America L.L.C.

  o DWS Alternative Asset Allocation VIP Portfolio: Capital appreciation; a fund of funds.

Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company and subadvised by FMR CO., Inc.

  o Contrafund (Reg. TM) Portfolio: Long-term capital appreciation.

  o Growth Portfolio: To achieve capital appreciation.

  o Mid Cap Portfolio: Long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin
Advisers, Inc. for the Franklin Income Securities Fund and by Franklin Mutual
Advisers, LLC for the Mutual Shares Securities Fund.

  o Franklin Income Securities Fund: To maximize income while maintaining prospects for capital appreciation.

  o Mutual Shares Securities Fund: Capital appreciation; income is a secondary consideration.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
Advisors Corporation.

  o LVIP American Global Growth Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP American Global Small Capitalization Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP American Growth Fund: Growth of capital; a master-feeder fund.

  o LVIP American Growth-Income Fund: Long-term growth of capital and income; a master-feeder fund.

  o LVIP American International Fund: Long-term growth of capital; a master-feeder fund.

  o LVIP Baron Growth Opportunities Fund: Capital appreciation.
     (Subadvised by BAMCO, Inc.)

  o LVIP BlackRock Emerging Markets RPM Fund: To invest primarily in securities included in a broad-based emerging markets index and to seek to approximate as closely as possible, before fees and expenses, the performance of that index while


    seeking to control the level of portfolio volatility.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP BlackRock Equity Dividend RPM Fund: Reasonable income by investing primarily in income-producing equity securities.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP BlackRock Inflation Protected Bond Fund: To maximize real return, consistent with preservation of real capital and prudent investment management.
     (Subadvised by BlackRock Investment Management, LLC.)

  o LVIP Capital Growth Fund: Capital growth.
     (Subadvised by Wellington Management Company, LLP)

  o LVIP Clarion Global Real Estate Fund: Total return through a combination of current income and long-term capital appreciation.
     (Subadvised by CBRE Clarion Securities LLC)

  o LVIP Columbia Small-Mid Cap Growth RPM Fund: Long-term capital appreciation.
     (Subadvised by Columbia Management Investment Advisers, LLC)

  o LVIP Delaware Bond Fund: Maximum current income (yield) consistent with a prudent investment strategy.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Diversified Floating Rate Fund: Total return.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Social Awareness Fund: To maximize long-term capital appreciation.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Special Opportunities Fund: To maximize long-term capital appreciation.
     (Subadvised by Delaware Management Company)*

  o LVIP Dimensional Non-U.S. Equity RPM Fund: Long-term capital appreciation;
 a fund of funds.

  o LVIP Dimensional U.S. Equity RPM Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Dimensional/Vanguard Total Bond Fund:Total return consistent with the preservation of capital.

  o LVIP Global Income Fund: Current income consistent with preservation of capital.
     (Subadvised by Mondrian Investment Partners Limited and Franklin Advisors,
Inc.)

  o LVIP JPMorgan High Yield Fund: A high level of current income; capital appreciation is the secondary objective.

     (Subadvised by J.P. Morgan Investment Management, Inc.)

  o LVIP JPMorgan Mid Cap Value RPM Fund: Long-term capital appreciation.
     (Subadvised by J.P. Morgan Investment Management, Inc.)

  o LVIP MFS International Growth Fund: Long-term capital appreciation.
     (Subadvised by Massachusetts Financial Services Company)

  o LVIP MFS International Growth RPM Fund: Capital appreciation; a fund of funds.

  o LVIP MFS Value Fund: Capital appreciation.
     (Subadvised by Massachusetts Financial Services Company)

  o LVIP Mid-Cap Value Fund: Long-term capital appreciation.
     (Subadvised by Wellington Management Company, LLP)

  o LVIP Mondrian International Value Fund: Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
     (Subadvised by Mondrian Investment Partners Limited)

  o LVIP Money Market Fund: To maximize current income while maintaining a stable value of your shares (providing stability of net asset value) and preserving the value of your initial investment (preservation of capital).

     (Subadvised by Delaware Management Company)*

  o LVIP RPM BlackRock Global Allocation V.I. Fund: Capital appreciation; a fund of funds.

  o LIVP RPM VIP Contrafund (Reg. TM) Portfolio: Capital appreciation; a fund of funds.

  o LVIP SSgA Bond Index Fund: To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate
     Index.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Conservative Index Allocation Fund: A high level of current income, with some consideration given to growth of capital; a fund of funds.

                                                                              19

  o LVIP SSgA Conservative Structured Allocation Fund: A high level of current income, with some consideration given to growth of capital; a fund of funds.

  o LVIP SSgA Developed International 150 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Emerging Markets 100 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Global Tactical Allocation RPM Fund: Long-term growth of capital;
     a fund of funds.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA International Index Fund: To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
    (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Large Cap 100 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Large Cap RPM Fund: Capital appreciation; a fund of funds.

  o LVIP SSgA Moderate Index Allocation Fund: A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderate Structured Allocation Fund: A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Index Allocation Fund: A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Structured Allocation Fund: A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP SSgA S&P 500 Index Fund: To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500
     Index.**
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Small-Cap Index Fund: To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 (Reg. TM)
     Index*, which emphasizes stocks of small U.S. companies.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Small-Cap RPM Fund: Capital appreciation; a fund of funds.

  o LVIP SSgA Small-Mid Cap 200 Fund: To maximize long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP T. Rowe Price Growth Stock Fund: Long-term capital growth.
     (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP T. Rowe Price Structured Mid-Cap Growth Fund: To maximize capital appreciation.
     (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP Templeton Growth RPM Fund: Long-term capital growth.
     (Subadvised by Templeton Investment Counsel, LLC)

  o LVIP UBS Large Cap Growth RPM Fund: Long-term growth of capital in a manner consistent with the preservation of capital.
     (Subadvised by UBS Global Asset Management (Americas) Inc.)

  o LVIP Vanguard Domestic Equity ETF Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Vanguard International Equity ETF Fund: Long-term capital appreciation; a fund of funds.

  o LVIP Protected Profile Conservative Fund: A high level of current income with some consideration given to growth of capital; a fund of funds.

  o LVIP Protected Profile Growth Fund: A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

  o LVIP Protected Profile Moderate Fund: A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

MFS (Reg. TM) Variable Insurance TrustSM, advised by Massachusetts Financial
    Services Company

  o Growth Series: Capital appreciation.

  o Utilities Series: Total return.


PIMCO Variable Insurance Trust, advised by PIMCO

  o PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio: Maximum real return.

*  Investments in Delaware Investments VIP Series, Delaware Funds, LVIP
   Delaware Funds or Lincoln Life accounts managed by Delaware Investment
   Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583
   542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

** "Standard & Poor's (Reg. TM)", "S&P 500 (Reg. TM)", "Standard & Poor's 500
   (Reg. TM)" and "500" are trademarks of Standard & Poor's Financial
   Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Lincoln Variable Insurance Products Trust and its
   affiliates. The product is not sponsored, endorsed, sold or promoted by
   Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to Contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.

Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We also may:
 o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the
Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

                                                                              21

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering Annuity Payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.

The risks we assume include:
 o the risk that Annuitants receiving Annuity Payouts, including Lincoln
   SmartIncomeSM Inflation payouts, live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that lifetime payments to individuals from Lincoln Lifetime
   IncomeSM Advantage 2.0 will exceed the Contract Value;
 o the risk that Death Benefits paid will exceed the actual Contract Value;

 o the risk that more owners than expected will qualify for waivers of the surrender charge;

 o the risk that, if i4LIFE (Reg. TM) Advantage with the Guaranteed Income
   Benefit is in effect, the required Regular Income Payments will exceed the account value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the surrender charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

For the base contract, we apply to the average daily net asset value of the
Subaccounts a charge which is equal to an annual rate of:

                                       Estate         Enhanced Guaranteed     Guarantee of
                                    Enhancement          Minimum Death      Principal Death   Account Value
                                Benefit Rider (EEB)     Benefit (EGMDB)         Benefit       Death Benefit
                               --------------------- --------------------- ----------------- --------------

      Mortality and expense risk
  charge......................        1.65%                 1.45%               1.20%            1.15%
      Administrative charge...        0.10%                 0.10%               0.10%            0.10%
                                       ----                  ----                ----             ----
      Total annual charge for
  each Subaccount.............        1.75%                 1.55%               1.30%            1.25%

Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of Purchase Payments that have been invested for the periods indicated below. The surrender charge is calculated separately for each
Purchase Payment. The contract anniversary is the annually occurring date beginning with the effective date of the contract. For example, if the effective date of your contract is January 1, 2012, your first contract anniversary would be on January 1, 2013, your second contract anniversary would be on January 1, 2014, and so forth.


                                                                Number of contract anniversaries since
                                                                     Purchase Payment was invested
                                                             ---------------------------------------------
                                                               0     1     2     3     4     5     6    7+
                                                             ----- ----- ----- ----- ----- ----- ----- ---

      Surrender charge as a percentage of the surrendered or
       withdrawn Purchase Payments.......................... 7%   7%   6%   6%   5%   4%   3%    0

A surrender charge does not apply to:
 o A surrender or withdrawal of a Purchase Payment beyond the seventh anniversary since the Purchase Payment was invested;
 o Withdrawals of Contract Value during a Contract Year to the extent that the total Contract Value withdrawn during the current Contract Year does not exceed the free amount which is equal to 10% of the current Contract Value or 10% of the total Purchase Payments (this does not apply upon surrender of the contract);
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner (however, the surrender charge schedule of the original contract will continue to apply to the spouse's contract);
 o A surrender or withdrawal of any Purchase Payments as a result of admittance of the Contractowner into an accredited nursing home or equivalent health care facility, where the admittance into such facility occurs after the effective date of the contract and the owner has been confined for at least
   90 consecutive days;
 o A surrender of the contract as a result of the death of the Contractowner, joint owner or Annuitant, provided the Annuitant has not been changed for any reason other than the death of a prior named Annuitant;
 o Purchase Payments when used in the calculation of the initial periodic income payment and the initial Account Value under the i4LIFE (Reg. TM)
   Advantage option or the Contract Value applied to calculate the benefit amount under any Annuity Payout option made available by us;
 o Regular Income Payments made under i4LIFE (Reg. TM) Advantage including any payments to provide the i4LIFE (Reg. TM) Guaranteed Income Benefits or periodic payments made under any Annuity Payout option made available by us;
 o A surrender of a contract or withdrawal of Contract Value from contracts issued to Selling Group Individuals;
 o A surrender or withdrawal of any Purchase Payments after the onset of a permanent and total disability of the Contractowner as defined in Section
   22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the Contractowner. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies;
 o A surrender or withdrawal of any Purchase Payments as a result of the diagnosis of a terminal illness that is after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;

 o Withdrawals up to the Guaranteed Annual Income amount under Lincoln Lifetime
   IncomeSM Advantage 2.0, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from Purchase Payments on a "first in-first out (FIFO)" basis.

2. Prior to the seventh anniversary of the contract, any amount withdrawn above the free amount during a Contract Year will be withdrawn in the following order:
  o from Purchase Payments (on a FIFO basis) until exhausted; then
  o from earnings until exhausted.

3. On or after the seventh anniversary of the contract, any amount withdrawn above the free amount during a Contract Year will be withdrawn in the following order:
  o from Purchase Payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
  o from earnings until exhausted; then
  o from Purchase Payments (on a FIFO basis) to which a surrender charge still applies until exhausted.

We apply the surrender charge as a percentage of Purchase Payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your Contract Value has increased or decreased. The surrender charge is calculated separately for each Purchase Payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when
Contractowners surrender or withdraw before distribution costs have been recovered.

If the Contractowner is a corporation or other non-individual (non-natural person), the Annuitant or joint Annuitant will be considered the Contractowner or joint owner for purposes of determining when a surrender charge does not apply.

                                                                              23

Account Fee

During the accumulation period, we will deduct an account fee of $35 from the
Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the Contract Value upon surrender. This fee may be lower in certain states, if required, and will be waived after the fifteenth Contract
Year. The account fee will be waived for any contract with a Contract Value that is equal to or greater than $100,000 on the contract anniversary. There is no account fee on contracts issued to Selling Group Individuals.

Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln Lifetime IncomeSM Advantage 2.0 Charge. While this rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage 2.0. The rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 single life option and 1.25%
(0.3125% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 joint life option. There is no additional charge for Lincoln Lifetime IncomeSM Advantage
2.0 Protected Funds over and above the charge for Lincoln Lifetime IncomeSM
Advantage 2.0.

The charge is applied to the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, Automatic Annual Step-ups, 5% Enhancements, and
decreased for Excess Withdrawals. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the
Income Base. Refer to the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base
section for a discussion and example of the impact of the changes to the Income
Base.

The annual rider percentage charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. An
Automatic Annual Step-up is a feature that will increase the Income Base to equal the Contract Value on a Benefit Year anniversary if all conditions are met. The Benefit Year is a 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Therefore, your percentage charge for this rider could increase every
Benefit Year anniversary. If your percentage charge is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the
Automatic Annual Step-up.

The 5% Enhancement to the Income Base (less Purchase Payments received in that year) occurs if a 10-year Enhancement Period is in effect as described further in the Lincoln Lifetime IncomeSM Advantage 2.0 section. During the first ten
Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider percentage charge but will increase the dollar amount of the charge. After the 10th Benefit Year anniversary the annual rider percentage charge may increase each time the
Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the 5% Enhancement, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt-out will only apply for this particular 5%
Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5%
Enhancement.

The rider percentage charge will increase to the then current rider percentage charge, if after the first Benefit Year anniversary, cumulative Purchase
Payments added to the contract, equal or exceed $100,000. You may not opt-out of this rider charge increase. See The Contracts - Living Benefit Riders -
Lincoln Lifetime IncomeSM Advantage 2.0 - Income Base.

The rider charge will be discontinued upon termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the Contract Value is reduced to zero while the Contractowner is receiving a
Guaranteed Annual Income, no rider charge will be deducted.

i4LIFE (Reg. TM) Advantage Charge. i4LIFE (Reg. TM) Advantage is subject to a charge computed daily, based on the Account Value. The initial Account Value is your Contract Value on the Valuation Date i4LIFE (Reg. TM) Advantage becomes effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the
Access Period, your Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments and
Guaranteed Income Benefit payments made as well as any withdrawals taken.


The annual rate of the i4LIFE (Reg. TM) Advantage charge during the Access
Period is: 1.65% for the i4LIFE (Reg. TM) Advantage Account Value Death
Benefit; 1.70% for the i4LIFE (Reg. TM) Guarantee of Principal Death Benefit;
and 1.95% for the i4LIFE (Reg. TM) Advantage EGMDB. The charge consists of a mortality and expense risk and administrative charge (charges of the Guaranteed
Income Benefits are not included and are listed below. If i4LIFE (Reg. TM)
Advantage is elected at issue of the contract, i4LIFE (Reg. TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg.
TM) Advantage and the charge will begin on the Periodic Income Commencement
Date which is the Valuation Date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE (Reg.
TM) Advantage section for explanations of the Access Period, Account Value and
Periodic Income Commencement Date. After the Access Period ends, the charge for all Death Benefit options will be 1.65%. Purchasers of Lincoln Lifetime
IncomeSM Advantage 2.0 pay different charges for i4LIFE (Reg. TM) Advantage.
See the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)
for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit Charge. The
Guaranteed Income Benefit (version 4) which is available for purchase with
i4LIFE (Reg. TM) Advantage is subject to a current annual charge of 0.65% of the Account Value (single life option), which is added to the i4LIFE (Reg. TM)
Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 2.30% for the i4LIFE (Reg. TM) Advantage Account
Value Death Benefit; 2.35% for the i4LIFE (Reg. TM) Advantage Guarantee of
Principal Death Benefit; and 2.60% for the i4LIFE (Reg. TM) Advantage EGMDB.

If you elect the joint life option, the charge for the Guaranteed Income
Benefit (version 4) which is purchased with i4LIFE (Reg. TM) Advantage will be subject to a current annual charge of 0.85% of the Account Value which is added to the i4LIFE (Reg. TM) Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 2.50% for the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit; 2.55% for the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit; and 2.80% for the i4LIFE (Reg. TM)
Advantage EGMDB. These charges replace the Separate Account Annual Expenses for the base contract. There is no additional charge for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit Protected Funds over and above the charge for i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit (version 4).

The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step up of the Guaranteed Income Benefit during which the
Guaranteed Income Benefit is stepped-up to 75% of the current Regular Income
Payment (described later in the i4LIFE (Reg. TM) Advantage section of this prospectus). At the time of the step-up, the percentage charge will change to the current charge in effect at that time (if the current charge has changed)
up to the guaranteed maximum annual charge of 2.00% of Account Value. If we automatically administer the step-up for you and your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) Charge for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0
.. Purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 may carry over certain features of the Lincoln Lifetime IncomeSM Advantage 2.0 rider to elect i4LIFE (Reg. TM)Advantage with Guaranteed Income Benefit
(version 4). If you make this election, then the current Lincoln Lifetime
IncomeSM Advantage 2.0 charge will be your initial charge for i4LIFE (Reg. TM)
Advantage and the Guaranteed Income Benefit (version 4). This charge is in addition to the daily mortality and expense risk and administrative charge of the base contract for your Death Benefit option set out under Deductions of the
VAA. The charges and calculations described earlier for i4LIFE (Reg. TM)
Advantage and the Guaranteed Income Benefit will not apply.

For purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0
, the charges for i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit
(version 4) are combined into a single charge that is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE

(Reg. TM) Advantage and every three months thereafter. The current initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version
4) is equal to an annual rate of 1.05% (0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base or the Account Value. Refer to
Lincoln Lifetime IncomeSM Advantage 2.0 for a description of the Income Base.
The total annual Subaccount charges of 1.55% for the EGMDB, 1.30% for the
Guarantee of Principal Death Benefit and 1.25% for the Account Value Death
Benefit also apply. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 are
guaranteed that in the future the guaranteed maximum initial charge for both
i4LIFE (Reg. TM) Advantage and the Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase
Lincoln Lifetime IncomeSM Advantage 2.0.

The charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
(version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 will not change until there is an automatic step-up of the Guaranteed Income Benefit
(described later in the i4LIFE (Reg. TM) Advantage section of this prospectus).
At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed
Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be used as a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.) The charge rate is based upon surrender experience, mortality experience, Contractowner investment experience, solvency and profit

                                                                              25

margins, and the goals and objectives of the Lincoln hedging experience.
Significant changes in one or more of these categories could result in an increase in the charge. This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example shows how the initial charge for i4LIFE (Reg. TM)
Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln
Lifetime IncomeSM Advantage 2.0 is calculated as well as adjustments due to increases to the Guaranteed Income Benefit (version 4) and the Lincoln Lifetime
IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the Contractowner is 65 years old on the effective date of electing the
i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). Pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial
Guaranteed Income Benefit is set at 4% of the Income Base based upon the
Contractowner's age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for
Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example demonstrates how the initial charge is determined for an existing contract with an Account Value and Income Base.

1/1/13 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $ 100,000
1/1/13 Income Base as of the last Valuation Date under Lincoln Lifetime IncomeSM            $ 125,000
  Advantage 2.0  .
1/1/13 Initial Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income
Benefit (version 4) ($125,000 * 1.05%
 current charge for Lincoln Lifetime IncomeSM Advantage 2.0) (charge is assessed against the Income Base since it is
 larger than the Account Value)...........................................................  $1,312.50
1/2/13 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment
 is calculated is shown in the SAI).......................................................  $   5,066
1/2/13 Initial Guaranteed Income Benefit (4% * $125,000 Income Base) .                      $   5,000

The next example shows how the charge will increase if the Guaranteed Income
Benefit is stepped up to 75% of the Regular Income Payment.

1/2/14 Recalculated Regular Income Payment (due to market gain in Account Value).........  $   6,900
1/2/14 New Guaranteed Income Benefit (75% * $6,900 Regular Income Payment)...............  $   5,175
1/2/14 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
(version 4) ($1,312.50 * ($5,175/$5,000))
 Prior charge * [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income   $1,358.44
  Benefit]  .

If the Lincoln Lifetime IncomeSM Advantage 2.0 charge has also increased, subject to a maximum charge of 2.00%, the i4LIFE (Reg. TM) Advantage with
Guaranteed Income Benefit (version 4) charge will increase upon a step-up. (The
Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be used in the calculation of the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit charge.)

Continuing the above example:

1/2/14 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit          $1,358.44
  (version 4)  .
1/2/15 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,400
1/2/15 New Guaranteed Income Benefit (75% * $7,400 Regular Income Payment) .                $   5,550
Assume the Lincoln Lifetime IncomeSM Advantage 2.0 charge increases from 1.05% to 1.15%.
1/2/15 Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
($1,358.44 * ($5,550/$5,175) *
 (1.15%/1.05%))...........................................................................  $1,595.63

The new annual charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income
Benefit (version 4) is $1,595.63 which is equal to the current annual charge of
$1,358.44 multiplied by the percentage increase of the Guaranteed Income
Benefit ($5,550/$5,175) times the percentage increase to the Lincoln Lifetime
IncomeSM Advantage 2.0 current charge (1.15%/1.05%).

If the Lincoln Lifetime IncomeSM Advantage 2.0 percentage charge is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed
Income Benefit increased due to the step-up we would decrease the Guaranteed
Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred, reduced by any Excess Withdrawals. Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the
i4LIFE (Reg. TM) Advantage and Guaranteed Income Benefit charge will cease.


Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract
Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 3.5%.

Other Charges and Deductions

The surrender, withdrawal or transfer of value from a Guaranteed Period may be subject to the Interest Adjustment if applicable. See Fixed Side of the
Contract.

The mortality and expense risk and administrative charge of 1.40% of the value in the VAA will be assessed on all variable Annuity Payouts (except for i4LIFE
(Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk.
This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Charges for Lincoln SmartIncomeSM Inflation. There is no charge for Lincoln
SmartIncomeSM Inflation unless Unscheduled Payments are taken. The following table describes the Unscheduled Payment charge for the Lincoln SmartIncomeSM
Inflation on and after the Annuity Commencement Date. See The Contracts -
Annuity Payouts for a complete description of Lincoln SmartIncomeSM Inflation.

Lincoln SmartIncomeSM Inflation Unscheduled Payment charge

(as a percentage of the Unscheduled Payment)*

                                 Rider Year
                   --------------------------------------
                     1    2    3    4    5    6    7   8
                   ---- ---- ---- ---- ---- ---- ---- ---

  Charge.......... 7%   7%   7%   6%   5%   4%   3%   0%

* A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See
  The Contracts - Annuity Payouts, Annuity Options for a detailed description of Reserve Value.

Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against
Unscheduled Payments in excess of 10% of the then current Reserve Value in a
Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an
Unscheduled Payment charge. If an Unscheduled Payment is subject to an
Unscheduled Payment charge, the charge will be deducted from the Unscheduled
Payment so that you will receive less than the amount requested. If the
Annuitant or Secondary Life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled
Payment charges are assessed on any Unscheduled Payment. The Unscheduled
Payment charge is also waived upon payment of a Death Benefit as described in the Lincoln SmartIncomeSM Inflation section of this prospectus.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

                                                                              27

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See
Distribution of the Contracts. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Home Office approval.

When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Home Office, an initial
Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Purchase
Payment to your agent, we will not begin processing your purchase order until we receive the application and initial Purchase Payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial Purchase Payment within two business days.

Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86. Certain Death Benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities,
Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the Contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

You may make Purchase Payments to the contract at any time, prior to the
Annuity Commencement Date, subject to certain conditions. You are not required to make any additional Purchase Payments after the initial Purchase Payment.
The minimum initial Purchase Payment is $10,000. The minimum for Selling Group
Individuals is $1,500. The minimum annual amount for additional Purchase
Payments is $300. Please check with your registered representative about making additional Purchase Payments since the requirements of your state may vary. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments totaling $1 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all contracts issued by the Company (or its affiliates) in which you are a
Contractowner, joint owner, or Annuitant. If you elect a Living Benefit rider, you may be subject to further restrictions in terms of your ability to make additional Purchase Payments, as more fully described below. If you stop making
Purchase Payments, the contract will remain in force, however, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders. Purchase
Payments may be made or, if


stopped, resumed at any time until the Annuity Commencement Date, the surrender of the contract, or the death of the Contractowner, whichever comes first. Upon advance written notice, we reserve the right to further limit Purchase Payments made to the contract.

If you elect a Living Benefit rider (other than i4LIFE (Reg. TM) Advantage), after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. State variations may apply. Please see your contract or contact your registered representative for more information.
If you elect i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, no additional Purchase Payments will be allowed at any time after the Guaranteed
Income Benefit has been elected.

These restrictions and limitations mean that you will be limited in your ability to build your Contract Value (or account Value under i4LIFE (Reg. TM)
Advantage with Guaranteed Income Benefit) and/or increase the amount of any guaranteed benefit under a Living Benefit rider by making additional Purchase
Payments to the contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the contract, and how they may impact your long-term investment plans, especially if you intend to build Contract Value (or Account Value under i4LIFE (Reg. TM) Advantage with
Guaranteed Income Benefit) by making additional Purchase Payments over a long period of time. See the Living Benefit Riders section of this prospectus for additional information on any restrictions that may apply to your Living
Benefit rider.

Valuation Date

Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock
Exchange is open (Valuation Date). On any date other than a Valuation Date, the
Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Purchase Payments

Purchase Payments allocated to the variable account are placed into the VAA's
Subaccounts, according to your instructions. You may also allocate Purchase
Payments in the fixed account, if available.

The minimum amount of any Purchase Payment which can be put into any one
Subaccount is $20. The minimum amount of any Purchase Payment which can be put into a Guaranteed Period of the fixed account is $2,000, subject to state approval.

If we receive your Purchase Payment from you or your broker-dealer in Good
Order at our Home Office prior to 4:00 p.m., New York time, we will use the
Accumulation Unit value computed on that Valuation Date when processing your
Purchase Payment. If we receive your Purchase Payment in Good Order at or after
4:00 p.m., New York time, we will use the Accumulation Unit value computed on the next Valuation Date. If you submit your Purchase Payment to your registered representative, we will generally not begin processing the Purchase Payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your Purchase Payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Purchase Payment to us, and your Purchase Payment was placed with your broker-dealer prior to 4:00 p.m.,
New York time, then we will use the Accumulation Unit value computed on that
Valuation Date when processing your Purchase Payment. If your Purchase Payment was placed with your broker-dealer at or after 4:00 p.m., New York time, then we will use the Accumulation Unit value computed on the next Valuation Date.

The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of Accumulation Units

Purchase Payments allocated to the VAA are converted into Accumulation Units.
This is done by dividing the amount allocated by the value of an Accumulation
Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumulation Unit value for each Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a Subaccount for a later
Valuation Period is determined as follows:

1. The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation
   Period; minus

2. The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the Valuation Period. Contracts with different features have

                                                                              29

different daily charges, and therefore, will have different corresponding
Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer involves the surrender of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the
Valuation Date on which the transfer request is received.

Transfers (among the variable Subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per Contract Year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing elected on forms available from us. See Additional Services and the
SAI for more information on these programs. These transfer rights and restrictions also apply during the i4LIFE (Reg. TM) Advantage Access Period
(the time period during which you may make withdrawals from the i4LIFE (Reg.
TM) Advantage Account Value). See i4LIFE (Reg. TM) Advantage.

The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a
Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.

A transfer request may be made to our Home Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Home Office before the end of the Valuation Date (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order at or after 4:00 p.m., New York time, we will process the request using the Accumulation Unit value computed on the next Valuation Date.

If your contract offers a fixed account, you may also transfer all or any part of the Contract Value from the Subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued
accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the Subaccount if less than $2,000. However, if a transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the Contract Value from a fixed account to the variable Subaccount(s) subject to the following restrictions:
 o total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
 o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer all of the
Contract Value in the fixed accounts to the variable Subaccounts. You should carefully consider whether the fixed account meets your investment criteria.
Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to Interest
Adjustments, if applicable. For a description of the Interest Adjustment, see the Fixed Side of the Contract - Guaranteed Periods and Interest Adjustment.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Home Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the
Contractowner on the next Valuation Date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.


Market Timing

Frequent, large, or short-term transfers among Subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the
"Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts and the fixed account that may affect other Contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1)
enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan Participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our
Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each
Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a Contractowner has been identified as a "market timer" under our Market
Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature"
restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other
Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan Participants.

                                                                              31

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our
Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days.
We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per Contract
Year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE (Reg. TM) Advantage Lifetime
Income Period. See i4LIFE (Reg. TM) Advantage.

Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the Annuitant(s) will be the owner. The owner may name a joint owner.

As Contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all
Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes.
Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Non-qualified contracts may not be collaterally assigned. Assignments may have an adverse impact on any Death
Benefit or Living Benefits in this product and may be prohibited under the terms of a particular feature. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.

Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant [unless you are a tax-exempt entity, then you can name two joint Annuitants]. You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us of the change, however we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the Death Benefits or Living Benefits. See The Contracts - Death Benefit. A
contingent Annuitant may be named or changed by notifying us in writing.
Contingent Annuitants are not allowed on contracts owned by non-natural owners.
On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Home Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.


The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Home Office. If we receive a surrender or withdrawal request in Good Order at or after 4:00 p.m., New York time, we will process the request using the
Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract Value. Surrenders and withdrawals from the fixed account may be subject to the Interest Adjustment. See Fixed Side of the
Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office.
The payment may be postponed as permitted by the 1940 Act.

There are charges associated with surrender of a contract or withdrawal of
Contract Value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining Contract Value. If the charges are deducted from the remaining Contract Value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the dollar amount of the surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the surrender charge is also subject to a surrender charge.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.

Additional Services

These are the additional services available to you under your contract:
dollar-cost averaging (DCA), automatic withdrawal service (AWS) and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home Office. For further detailed information on these services, please see Additional Services in the
SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable Subaccounts into the variable
Subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at anytime before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged (DCA'd) is
$1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the Annuity Commencement Date;
 o the value of the amount being DCA'd is depleted; or

 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended.
The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the variable Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS are subject to applicable surrender charges and Interest Adjustments. See Charges and Other
Deductions - Surrender Charge and Fixed Side of the Contract - Interest
Adjustment.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each variable account Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously.

Death Benefit

The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.

                                                                              33

 UPON DEATH OF:    AND...

Contractowner     There is a surviving joint owner
 Contractowner     There is no surviving joint owner
Contractowner     There is no surviving joint owner
                  and the Beneficiary predeceases the
                  Contractowner
 Annuitant         The Contractowner is living
Annuitant         The Contractowner is living
 Annuitant**       The Contractowner is a trust or
                  other non-natural person

 UPON DEATH OF:    AND...                                 DEATH BENEFIT PROCEEDS PASS TO:

Contractowner     The Annuitant is living or deceased    joint owner
 Contractowner     The Annuitant is living or deceased    designated Beneficiary
Contractowner     The Annuitant is living or deceased    Contractowner's estate
 Annuitant         There is no contingent Annuitant       The youngest Contractowner
                                                         becomes the contingent Annuitant
                                                         and the contract continues. The
                                                         Contractowner may waive* this
                                                         continuation and receive the Death
                                                         Benefit proceeds.
Annuitant         The contingent Annuitant is living     contingent Annuitant becomes the
                                                         Annuitant and the contract continues
 Annuitant**       No contingent Annuitant allowed        designated Beneficiary
                  with non-natural Contractowner

* Notification from the Contractowner to select the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

** Death of Annuitant is treated like death of the Contractowner.

If the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity
Commencement Date, a Death Benefit may be payable. You can choose the Death
Benefit. Only one Death Benefit may be in effect at any one time and this Death
Benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the Death Benefit the greater the protection.

You should consider the following provisions carefully when designating the
Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the Death
Benefit or other amount paid upon a Contractowner's or Annuitant's death.

You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Home Office. Each change of Beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of Beneficiary.

Upon the death of the Contractowner, a Death Benefit will be paid to the
Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.

If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the
Contractowner (or younger of joint owners) becomes the Annuitant.
Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this
Death Benefit must be received by us within 75 days of the death of the
Annuitant. The contract terminates when any Death Benefit is paid due to the death of the Annuitant.

Only the Contract Value as of the Valuation Date we approve the payment of the death claim is available as a Death Benefit if a Contractowner, joint owner or
Annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior
Contractowner, joint owner or Annuitant. If your Contract Value equals zero, no
Death Benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a Death Benefit equal to the Contract Value on the
Valuation Date the Death Benefit is approved by us for payment. No additional
Death Benefit is provided. Once you have selected this Death Benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract
Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a Death Benefit, the
Guarantee of Principal Death Benefit will apply to your contract. If the
Guarantee of Principal Death Benefit is in effect, the Death Benefit will be equal to the greater of:
 o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
 o the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln
   Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all Purchase
   Payments amount on a dollar for dollar basis. See The Contracts - Lincoln
   Lifetime IncomeSM Advantage 2.0).


In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the
Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the Valuation Date we receive the request and the Account Value Death Benefit will apply. We will deduct the charge for the Account Value Death Benefit as of that date. See Charges and Other
Deductions.

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the Death Benefit paid will be the greatest of:
 o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
 o the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln
   Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all Purchase
   Payments amount on a dollar for dollar basis. See The Contracts - Lincoln
   Lifetime IncomeSM Advantage 2.0); or
 o the highest Contract Value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the
   Contractowner, joint owner (if applicable) or Annuitant for whom the death claim is approved for payment. The highest Contract Value is increased by
   Purchase Payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the
   Contract Value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal
(surrender charges for example) and premium taxes, if any.

The EGMDB is not available under contracts issued to a Contractowner, or joint owner or Annuitant, who is age 80 or older at the time of issuance.

You may discontinue the EGMDB at any time by completing the Death Benefit
Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the Valuation Date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will deduct the applicable charge for the new Death Benefit as of that date.
See Charges and Other Deductions.

Estate Enhancement Benefit Rider (EEB Rider). The amount of Death Benefit payable under this rider is the greatest of the following amounts:
 o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
 o the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln
   Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all Purchase
   Payments amount on a dollar for dollar basis. See The Contracts - Lincoln
   Lifetime IncomeSM Advantage 2.0); or
 o the highest Contract Value on any contract anniversary (including the inception date) (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased
   Contractowner, joint owner (if applicable), or Annuitant and prior to the death of the Contractowner, joint owner or Annuitant for whom a death claim is approved for payment. The highest Contract Value is adjusted for certain transactions. It is increased by Purchase Payments made on or after that contract anniversary on which the highest Contract Value is obtained. It is decreased by withdrawals subsequent to that contract anniversary date in the same proportion that withdrawals reduced the Contract Value; or
 o the current Contract Value as of the Valuation Date we approve the payment of the claim plus an amount equal to the Enhancement Rate times the lesser of:
  o the contract earnings; or
  o the covered earnings limit.

Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal
(surrender charges for example) and premium taxes, if any.

The Enhancement Rate is based on the age of the oldest Contractowner, joint owner (if applicable), or Annuitant on the date when the rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age
70 to 75, the rate is 25%. The EEB rider is not available if the oldest
Contractowner, joint owner (if applicable), or Annuitant is age 76 or older at the time the rider would become effective.

Contract earnings equal:
 o the Contract Value as of the date of death of the individual for whom a death claim is approved by us for payment; minus

                                                                              35

 o the Contract Value as of the effective date of this rider (determined before the allocation of any Purchase Payments on that date); minus
 o each Purchase Payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

     (i) is the Contract Value immediately prior to the withdrawal; and

     (ii) is the amount of Purchase Payments made into the contract prior to the withdrawal.

The covered earnings limit equals 200% of:
 o the Contract Value as of the effective date of this rider (determined before the allocation of any Purchase Payments on that date); plus
 o each Purchase Payment that is made to the contract on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the
   Contractowner, joint owner (if applicable) or Annuitant; minus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

     (i) is the Contract Value immediately prior to the withdrawal; and

     (ii) is the amount of Purchase Payments made into the contract prior to the withdrawal.

The EEB rider may not be available in all states. Please check with your registered investment representative regarding availability of this rider. The
EEB rider can only be elected at the time the contract is purchased.

The EEB rider may not be terminated unless you surrender the contract or the contract is in the Annuity Payout period.

General Death Benefit Information

Only one of these Death Benefits may be in effect at any one time. This benefit terminates if you elect i4LIFE (Reg. TM) Advantage (which provides a Death
Benefit) or if you elect an annuitization option.

If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent
Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole Contractowner. Upon the death of the spouse who continues the contract, we will pay a Death Benefit to the designated Beneficiary(s).

If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the contract as the new Contractowner. Pursuant to the
Federal Defense of Marriage Act, same-sex marriages are not recognized for purposes of federal law. Therefore, the favorable tax treatment provided by federal tax law to an opposite-sex spouse is not available to a same-sex spouse. Same-sex spouses should consult a tax advisor prior to purchasing annuity products that provide benefits based upon status as a spouse, and prior to exercising any spousal rights under an annuity. Should the surviving spouse elect to continue the contract, a portion of the Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable
(if the contract had not been continued) that exceeds the current Contract
Value on the date the surviving spouse elects to continue will be added to the
Contract Value. If the contract is continued in this way, the Death Benefit in effect at the time the Beneficiary elected to continue the contract will remain as the Death Benefit.


If the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the Annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current Contract Value (after crediting any Death Benefit amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving Annuitant is 76 or older, the EEB Death
Benefit will be reduced to the EGMDB and your total annual charge will be reduced to the EGMDB charge.

The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:
 o If any Beneficiary dies before the Contractowner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or
 o If no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner's estate.

If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the Contractowner has already selected a settlement option, the
Beneficiary may choose the method of payment of the Death Benefit. The Death
Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner's date of death unless the Beneficiary begins receiving within one year of the Contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary's life expectancy.

Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the Death Benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the Death Benefit has elected a lump sum settlement and the Death
Benefit is over $10,000, the proceeds will be placed into a SecureLine (Reg.
TM) account in the recipient's name as the owner of the account. SecureLine
(Reg. TM) is a service we offer to help the recipient manage the death benefit proceeds. With SecureLine (Reg. TM), an interest bearing account is established from the proceeds payable on a policy or contract administered by us. The recipient is the owner of the account, and is the only one authorized to transfer proceeds from the account. Instead of mailing the recipient a check, we will send a checkbook so that the recipient will have access to the account by writing a check. The recipient may choose to leave the proceeds in this account, or may begin writing checks right away. If the recipient decides he or she wants the entire proceeds immediately, the recipient may write one check for the entire account balance. The recipient can write as many checks as he or she wishes. We may at our discretion set minimum withdrawal amounts per check.
The total of all checks written cannot exceed the account balance. The
SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.
The recipient may request that surrender proceeds be paid directly to him or her instead of applied to a SecureLine (Reg. TM) account.

Interest credited in the SecureLine (Reg. TM) account is taxable as ordinary income in the year such interest is credited, and is not tax deferred. We recommend that the recipient consult a tax advisor to determine the tax consequences associated with the payment of interest on amounts in the
SecureLine (Reg. TM) account. The balance in the recipient's SecureLine (Reg.
TM) account starts earning interest the day the account is opened and will continue to earn interest until all funds are withdrawn. Interest is compounded daily and credited to the recipient's account on the last day of each month.
The interest rate will be updated monthly and we may increase or decrease the rate at our discretion. The interest rate credited to the recipient's
SecureLine (Reg. TM) account may be more or less than the rate earned on funds held in our general account. The interest rate offered with a SecureLine (Reg.
TM) account is not necessarily that credited to the fixed account.

There are no monthly fees. The recipient may be charged a fee for a stop payment or if a check is returned for insufficient funds.

Investment Requirements

If you purchase a Living Benefit rider (except i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit), you will be subject to Investment
Requirements. This means you will be limited in your choice of Subaccount investments and in how much you can invest

                                                                              37

in certain Subaccounts. This also means you will not be able to allocate
Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit rider. If you elect Lincoln Lifetime
IncomeSM Advantage 2.0 Protected Funds or i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit Protected Funds you must allocate your Contract Value among one or more of the Subaccounts listed in the Investment Requirements for Protected
Funds section below. If you elect any other Living Benefit rider, you must allocate your Contract Value among one or more of the Subaccounts listed in the
Investment Requirements for other Living Benefit Riders section below.
Currently, if you purchase i4LIFE (Reg. TM) Advantage without the Guaranteed
Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future.

If you elect a Living Benefit rider, Investment Requirements apply whether you purchase the rider at contract issue, or add it to an existing contract. You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.

Certain of the underlying funds employ investment strategies that are intended to provide downside protection and manage volatility. These funds are included under the Investment Requirements, in part, to reduce the risk of investment losses that would require us to use our own assets to make guaranteed payments under the Living Benefit riders that are offered under the contract. Our financial interest in reducing loss and the volatility of overall contract values, in light of our obligations to provide benefits under the riders, may be deemed to present a potential conflict of interest with respect to the interests of Contractowners. For more information about the funds and the investment strategies they employ, please refer to the funds' current prospectuses. Fund prospectuses are available by contacting us.

We have divided the Subaccounts of your contract into groups and have specified the minimum or maximum percentages of Contract Value that must be in each group at the time you purchase the rider. Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of Contract Value (or Account Value if i4LIFE
(Reg. TM) Advantage with the Guaranteed Income Benefit is in effect) to allocate to individual Subaccounts within each group, but the total investment for all Subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. If we rebalance Contract Value from the Subaccounts and your allocation instructions do not contain any Subaccounts that meet the Investment
Requirements then that portion of the rebalanced Contract Value that does not meet the Investment Requirements will be allocated to the Delaware VIP (Reg.
TM) Limited-Term Diversified Income Series as the default investment option or any other Subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the Investment Requirements at any time in our sole discretion, including changing the list of Subaccounts in a group, the number of groups, the minimum or maximum percentages of Contract Value allowed in a group, the investment options that are or are not available to you, or the rebalancing frequency. You will be notified at least 30 days prior to the date of any change. We may make such changes at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make changes will be based on several factors including the general market conditions and the style and investment objectives of the
Subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements; or

2. submit your own reallocation instructions for the Contract Value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or

3. take no action and be subject to the quarterly rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise.

Investment Requirements for Protected Fund Riders. If you elect Lincoln
Lifetime IncomeSM Advantage 2.0 Protected Funds or i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit Protected Funds, you must allocate your Contract
Value among one or more of the following Subaccounts only.


                                                                                      Group 2
                                                                                      Investments cannot exceed 70% of Contract
                                                                                      Value or Account Value (if
                                                                                      i4LIFE (Reg. TM) Advantage with the
Group 1                                                                               Guaranteed Income Benefit Protected Funds
Investments must be at least 30% of Contract Value or Account Value (if               is in
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit Protected Funds is in   effect)
effect)
------------------------------------------------------------------------------------- ------------------------------------------

Delaware VIP (Reg. TM) Limited-Term Diversified Income Series                         LVIP BlackRock Equity Dividend RPM Fund
Delaware VIP (Reg. TM) Diversified Income Series                                      LVIP Columbia Small-Mid Cap Growth RPM
                                                                                      Fund
LVIP BlackRock Inflation Protected Bond Fund                                          LVIP Dimensional Non-U.S. Equity RPM Fund
LVIP Delaware Bond Fund                                                               LVIP Dimensional U.S. Equity RPM Fund
LVIP Delaware Diversified Floating Rate Fund                                          LVIP JPMorgan Mid Cap Value RPM Fund
LVIP Dimensional/Vanguard Total Bond Fund                                             LVIP MFS International Growth RPM Fund
LVIP SSgA Bond Index Fund                                                             LVIP Protected Profile Conservative Fund
                                                                                      LVIP Protected Profile Growth Fund
                                                                                      LVIP Protected Profile Moderate Fund
                                                                                      LVIP RPM BlackRock Global Allocation V.I.
                                                                                      Fund
                                                                                      LVIP RPM VIP Contrafund (Reg. TM)
                                                                                      Portfolio
                                                                                      LVIP SSgA Global Tactical Allocation RPM
                                                                                      Fund
                                                                                      LVIP SSgA Large Cap RPM Fund
                                                                                      LVIP SSgA Small-Cap RPM Fund
                                                                                      LVIP Templeton Growth RPM Fund
                                                                                      LVIP UBS Large Cap Growth RPM Fund

Group 3
Investments cannot exceed 10% of Contract Value or Account Value (if
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit Protected Funds is in effect)
------------------------------------------------------------------------------------

LVIP BlackRock Emerging Markets RPM Fund

As an alternative to satisfy these Investment Requirements, you may allocate
100% of your Contract Value among the funds listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these funds, then the funds listed below that are also listed in Group 1 will be subject to Group 1 restrictions.* Any remaining funds listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions. The fixed account is only available for dollar cost averaging.

o Delaware VIP (Reg. TM) Diversified Income Series*
o Delaware VIP (Reg. TM) Limited-Term Diversified Income Series*
o LVIP BlackRock Inflation Protected Bond Fund*
o LVIP Delaware Bond Fund*
o LVIP Delaware Diversified Floating Rate Fund*
o LVIP Dimensional/Vanguard Total Bond Fund*

o LVIP Protected Profile Conservative Fund
o LVIP Protected Profile Growth Fund
o LVIP Protected Profile Moderate Fund
o LVIP RPM BlackRock Global Allocation V.I. Fund
o LVIP SSgA Bond Index Fund*
o LVIP SSgA Global Tactical Allocation RPM Fund

Investment Requirements for other Living Benefit Riders. If you elect a Living
Benefit rider other than Lincoln Lifetime IncomeSM Advantage 2.0 Protected
Funds or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds,
you must allocate your Contract Value among one or more of the following
Subaccounts only.

                                                                              Group 2
                                                                              Investments cannot exceed 70% of Contract Value
Group 1                                                                       or Account Value (if
Investments must be at least 30% of Contract Value or Account Value (if       i4LIFE (Reg. TM) Advantage with the Guaranteed
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect)   Income Benefit is in effect) ------------------
----------------------------------------------------------------------------- -----------------------------

Delaware VIP (Reg. TM) Limited-Term Diversified Income Series                 Any of the funds offered under the contract,
                                                                              except for funds in Groups
                                                                              1 and 3, and the fixed account.
Delaware VIP (Reg. TM) Diversified Income Series
LVIP BlackRock Inflation Protected Bond Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Dimensional/Vanguard Total Bond Fund
LVIP Global Income Fund
LVIP SSgA Bond Index Fund

                                                                              39

Group 3
Investments cannot exceed 10% of Contract Value or Account Value (if
i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit is in effect)
-----------------------------------------------------------------------------

AllianceBernstein VPS Global Thematic Growth Portfolio
Delaware VIP (Reg. TM) Emerging Markets Series
Delaware VIP (Reg. TM) REIT Series
DWS Alternative Asset Allocation VIP Portfolio
LVIP BlackRock Emerging Markets RPM Fund
LVIP Clarion Global Real Estate Fund
LVIP SSgA Emerging Markets 100 Fund
MFS (Reg. TM) VIT Utilities Series

As an alternative to satisfy these Investment Requirements, you may allocate
100% of your Contract Value among the funds listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these funds, then the funds listed below that are also listed in Group 1 will be subject to Group 1 restrictions.* Any remaining funds listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions. The PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio is
not available with these riders. The fixed account is only available for dollar cost averaging.

o BlackRock Global Allocation VI Fund
o Delaware VIP (Reg. TM) Diversified Income Series*
o Delaware VIP (Reg. TM) Limited-Term Diversified Income Series*
o LVIP BlackRock Inflation Protected Bond Fund*
o LVIP Delaware Bond Fund*
o LVIP Delaware Diversified Floating Rate Fund*
o LVIP Dimensional/Vanguard Total Bond Fund*
o LVIP Global Income Fund*
o LVIP Protected Profile Conservative Fund
o LVIP Protected Profile Growth Fund
o LVIP Protected Profile Moderate Fund

o LVIP RPM BlackRock Global Allocation V.I. Fund
o LVIP SSgA Bond Index Fund*
o LVIP SSgA Global Tactical Allocation RPM Fund
o LVIP SSgA Conservative Index Allocation Fund
o LVIP SSgA Conservative Structured Allocation Fund
o LVIP SSgA Moderate Index Allocation Fund
o LVIP SSgA Moderate Structured Allocation Fund
o LVIP SSgA Moderately Aggressive Index Allocation Fund
o LVIP SSgA Moderately Aggressive Structured Allocation Fund

Living Benefit Riders

The optional Living Benefit riders offered under this variable annuity contract are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0) or a minimum
Annuity Payout (i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit). You may not elect more than one Living Benefit rider at any one time. Upon election of a Living Benefit rider, you will be subject to Investment Requirements
(unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income
Benefit).

Excess Withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess
Withdrawal will have on any guarantees under the Living Benefit rider. Terms and conditions may change after the contract is purchased.

The benefits and features of the optional Living Benefit riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under this contract. The riders do not guarantee the investment results of the funds.

Lincoln Lifetime IncomeSM Advantage 2.0

Lincoln Lifetime IncomeSM Advantage 2.0 is a Living Benefit rider available for purchase in your contract that provides:
 o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (a value equal to either your initial Purchase Payment or Contract Value, if elected after the contract's effective date);
 o A 5% Enhancement to the Income Base (less Purchase Payments received in that year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within the Enhancement Period;
 o Automatic Annual Step-ups of the Income Base to the Contract Value if the
   Contract Value is equal to or greater than the Income Base after the 5%
   Enhancement;
 o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).


 o An optional feature, Lincoln Lifetime IncomeSM Advantage 2.0 Protected
   Funds, if elected, that provides a higher Guaranteed Annual Income percentage if you adhere to additional Investment Requirements.

All terms that apply to Lincoln Lifetime IncomeSM Advantage 2.0 apply to
Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds except as noted.

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are not payable to the original Contractowner or original Contractowner's bank account (or to the original Annuitant or the original Annuitant's bank account, if the owner is a non-natural person)
(Excess Withdrawals) may significantly reduce your Income Base as well as your
Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0, the Purchase
Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/

Annuitant (single life option) or for the lives of you as
Contractowner/Annuitant and your spouse as joint owner (joint life option). The
Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral. An Income Base is used to calculate the Guaranteed
Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial
Purchase Payment (or Contract Value if elected after contract issue), increased by subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements,
and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason. No additional Purchase Payments are allowed after the
Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaranteed Annual Income amounts or the lifetimes of you and your spouse will be available.

Withdrawals in excess of the Guaranteed Annual Income amount or that are made prior to age 55 or that are not payable to the original Contractowner or original Contractowner's bank account (or to the original Annuitant or the original Annuitant's bank account, if the owner is a non-natural person)
(Excess Withdrawals) may significantly reduce your Income Base and your
Guaranteed Annual Income payments by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the rider and the contract if the
Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. These options are discussed below in detail.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime
IncomeSM Advantage 2.0 and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing Lincoln Lifetime IncomeSM Advantage 2.0 if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of Lincoln Lifetime
IncomeSM Advantage 2.0 may be higher than other Living Benefit riders that you may purchase in your contract. The age at which you may start receiving the
Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Lifetime
IncomeSM Advantage 2.0 Protected Funds is available for purchase with new and existing nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner/Annuitant as well as the spouse under the joint life option must be under age 86 at the time this rider is elected. You cannot elect the rider and any other Living Benefit rider offered in your contract at the same time.
You may not elect the rider if you have also elected i4LIFE (Reg. TM) Advantage or Lincoln SmartIncomeSM Inflation, which are Annuity Payout options. You must wait at least 12 months after terminating your Living Benefit rider or any other Living Benefits we may offer in the future before electing Lincoln
Lifetime IncomeSM Advantage 2.0. See The Contracts - i4LIFE (Reg. TM) Advantage
and Annuity Payouts - Lincoln SmartIncomeSM Inflation for more information.
There is no guarantee that the Lincoln Lifetime IncomeSM Advantage 2.0 will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Lifetime IncomeSM Advantage 2.0 available to new purchasers.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Lifetime
IncomeSM Advantage 2.0 Protected Funds, you will be limited in your ability to invest within the Subaccounts offered within your contract. You will be required to adhere to Investment Requirements.

                                                                              41

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds, you
will be subject to additional Investment Requirements over and above those for
Lincoln Lifetime IncomeSM Advantage 2.0, as set forth in the Investment
Requirements section of this prospectus. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

If the rider is elected at contract issue, then the rider will be effective on the contract's effective date. If the rider is elected after the contract is issued (by sending a written request to our Home Office), the rider will be effective on the next Valuation Date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial Purchase Payment. If you elect the rider after we issue the contract, the initial Income Base will equal the
Contract Value on the effective date of the rider. The maximum Income Base is
$10,000,000. This maximum takes into consideration the total guaranteed amounts under the Living Benefit riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for Lincoln Lifetime IncomeSM
Advantage 2.0 will change to the then current charge in effect on the next
Benefit Year anniversary. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income
Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional Purchase Payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the percentage charge may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below or additional Purchase Payments occur. See Charges and
Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0
Charge.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in that year, will be increased by 5% if the
Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in that year and the rider is within the Enhancement Period. The Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic Annual Step-up. If during any
Enhancement Period there are no Automatic Annual Step-ups, the 5% Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any Purchase Payment made after the initial
Purchase Payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5%
Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the Lincoln Lifetime IncomeSM Advantage 2.0
charge could increase to the then current charge at the time of any 5%
Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) must still be living and be under age 86.

Note: The 5% Enhancement is not available in any year there is a withdrawal from Contract Value including a Guaranteed Annual Income payment. A 5%
Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000


On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit
Year anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. A new Enhancement Period will begin each time an Automatic Annual Step-up to the Contract Value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic
Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amount section below.

If during the first 10 Benefit Years your Income Base is increased by the 5%
Enhancement on the Benefit Year anniversary, your percentage charge for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the
Income Base. After the 10th Benefit Year anniversary the annual rider percentage charge may increase to the current charge each year if the Income
Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. See Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0
Charge.

If your percentage charge for this rider is increased due to a 5% Enhancement that occurs after the 10th Benefit Year anniversary, you may opt-out of the 5%
Enhancement by giving us notice in writing within 30 days after the Benefit
Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement. You may not opt-out of the 5% Enhancement if the current charge for the rider increases due to additional Purchase Payment made during that Benefit Year that exceeds the $100,000 Purchase Payment restriction after the first Benefit Year. See
Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the rider charge and account fee), plus any Purchase Payments made on that date is equal to or greater than the Income Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current Contract Value as described above, your percentage charge for the rider will be the current charge for the rider, not to exceed the guaranteed maximum charge. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. See Charges and Other Deductions - Rider Charges - Lincoln
Lifetime IncomeSM Advantage 2.0 Charge.

Each time the Automatic Annual Step-up occurs a new Enhancement Period starts.
The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

If your percentage charge for this rider is increased upon an Automatic Annual
Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up. As stated
above, if you decline an Automatic Annual Step-up during the first 10 Benefit
Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the Lincoln Lifetime IncomeSM Advantage
2.0 charge could increase to the then current charge at the time of any 5%
Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. See the earlier
Income Base section. You may not opt-out of the Automatic Annual Step-up if an
additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase
Payments):

                                                                              43

                                                                                        Potential
                                            Contract   Income Base with                 for Charge
                                              Value     5% Enhancement    Income Base   to Change
                                           ---------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000 .    $50,000          N/A            $50,000        N/A
      1st Benefit Year anniversary........  $54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........  $53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........  $56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........  $64,000         $62,512         $64,000        Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the
Income Base to the Contract Value of $54,000 since the increase in the Contract
Value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase
(5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5%
Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th
Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value
was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An
Automatic Annual Step-up cannot increase the Income Base beyond the maximum
Income Base of $10,000,000.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed
Annual Income amount each Benefit Year for your (Contractowner) lifetime
(single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero.
You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turns age 55.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial
Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the joint life option is elected). Upon your first withdrawal the Guaranteed
Annual Income percentage is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase Lincoln Lifetime IncomeSM Advantage
2.0 Protected Funds at age 60 (single life option), your Guaranteed Annual
Income percentage is 4%. If you waited until you were age 70 (single life option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%. During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider
(including any Purchase Payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income amount percentage will only increase on a Benefit
Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been a subsequent Automatic Annual
Step-up, then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

                 Guaranteed Annual Income Percentages by Ages:

            Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds

                Single Life Option                                    Joint Life Option
--------------------------------------------------    --------------------------------------------------
                                                               Age
                         Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
         Age                 amount percentage          your spouse's age)         amount percentage
--------------------    --------------------------    ---------------------    -------------------------

  55 - under 591/2                3.50%                 55 - under 591/2                 3.50%
     591/2 - 64                   4.00%                    591/2 - 64                    4.00%
         65+                      5.00%                     65 - 74                      4.50%
                                                              75+                        5.00%

                    Lincoln Lifetime IncomeSM Advantage 2.0

                Single Life Option                                    Joint Life Option
--------------------------------------------------    --------------------------------------------------
                                                               Age
                         Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
         Age                 amount percentage          your spouse's age)         amount percentage
--------------------    --------------------------    ---------------------    -------------------------

  55 - under 591/2                3.00%                 55 - under 591/2                 3.00%
     591/2 - 64                   3.50%                    591/2 - 64                    3.50%
       65 - 69                    4.50%                     65 - 69                      4.00%


         Single Life Option                              Joint Life Option
-------------------------------------    --------------------------------------------------
                                                  Age
            Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
  Age           amount percentage          your spouse's age)         amount percentage
-------    --------------------------    ---------------------    -------------------------

  70+                5.00%                       70+                        4.50%

If your Contract Value is reduced to zero because of market performance or rider charges, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable)
under the Guaranteed Annual Income Amount Annuity Payout Option. You may not
withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an
Excess Withdrawal the rider and contract will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the Contract
Value. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount.

The following example shows the calculation of the Guaranteed Annual Income amount for Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds and how
withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the Contract Value. The Contractowner is age 60 (4%
Guaranteed Annual Income percentage for Lincoln Lifetime IncomeSM Advantage 2.0
Protected Funds single life option) on the rider's effective date, and makes an initial Purchase Payment of $200,000 into the contract:

    Contract Value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4%) .                                              $  8,000
    Contract Value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after rider's effective date when
    Contractowner is still age 60...................................    $  8,000
    Contract Value after withdrawal ($210,000 - $8,000) .               $202,000
    Income Base after withdrawal ($200,000 - $0) .                      $200,000
    Contract Value on first Benefit Year anniversary................    $205,000
    Income Base on first Benefit Year anniversary...................    $205,000
    Guaranteed Annual Income amount on first Benefit Year
    anniversary ($205,000 x 4%) .                                       $  8,200

Since there was a withdrawal during the first year, the 5% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first anniversary of the rider's effective date, the Guaranteed Annual Income amount is $8,200 (4% x
$205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income amount percentage multiplied by the amount of the subsequent Purchase Payment. For example, assuming a
Contractowner is age 60 (single life option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income Base) is in effect and an additional
Purchase Payment of $10,000 is made, the new Guaranteed Annual Income amount that Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual
Income payment amount will be recalculated immediately after a Purchase Payment is added to the contract.

After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional
Purchase Payments will not be allowed if the Contract Value is zero. No additional Purchase Payments are allowed after the Nursing Home Enhancement is requested and approved by us (described below).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic
Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Nursing Home Enhancement. (The Nursing Home Enhancement is not available in certain states. Please check with your registered representative.) The
Guaranteed Annual Income amount will be increased to 10%, called the Nursing
Home Enhancement, during a Benefit Year when the Contractowner/Annuitant is age
70 or older or the youngest of the Contractowner and spouse is age 70 or older
(joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. For Lincoln Lifetime

                                                                              45

IncomeSM Advantage 2.0 elections prior to May 20, 2013, the Nursing Home
Enhancement is available when the Contractowner/ Annuitant is age 65 or older or the youngest of the Contractowner and spouse is age 65 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. For the joint life option if both spouses qualify, the Nursing Home Enhancement is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced Guaranteed Annual Income rate is only available for one measuring life before an election is made.

If a withdrawal has been taken since the rider's effective date, the Nursing
Home Enhancement will be available on the next Benefit Year anniversary after the Contractowner/Annuitant is age 70 or the youngest of the Contractowner and spouse is age 70 (joint life option) (age 65 for Lincoln Lifetime IncomeSM
Advantage 2.0 elections prior to May 20, 2013). You may request the Nursing
Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive starting after the next Benefit Year anniversary. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement.
Purchase Payments may not be made into the contract after a request for the
Nursing Home Enhancement is approved by us and any Purchase Payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the
Nursing Home Enhancement.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications.
This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.
The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Contractowners who elect Lincoln Lifetime IncomeSM Advantage 2.0 on or after
January 1, 2013, in South Dakota have the option to increase the Guaranteed
Annual Income amount under Lincoln Lifetime IncomeSM Advantage 2.0 upon the diagnosis of a terminal illness, subject to certain conditions. The Guaranteed
Annual Income amount will be increased to 10% during a Benefit Year when the
Contractowner/Annuitant is age 70 or older or the younger of the Contractowner and spouse is age 70 or older (joint life option), and one is diagnosed by a licensed physician that his or her life expectancy is twelve months or less.
For Lincoln Lifetime IncomeSM Advantage 2.0 elections from January 1, 2013 to
May 20, 2013, the terminal illness provision is available when the
Contractowner/
Annuitant is age 65 or older or the youngest of the Contractowner and spouse is age 65 or older (joint life option), and one is diagnosed by a licensed physician that his or her life expectancy is twelve months or less. This provision applies if the diagnosis of terminal illness occurs 60 months or more after the effective date of the rider and the diagnosis was not made in the year prior to the effective date of the rider. For the joint life option if both spouses qualify, this provision for terminal illness is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced Guaranteed Annual Income rate is only available for one measuring life before an election is made.

Once either the Nursing Home Enhancement or the terminal illness enhancement is elected for one spouse, neither enhancement will be available for the other spouse. If a withdrawal has been taken since the rider's effective date, the terminal illness enhancement will be available on the next Benefit Year anniversary after the Contractowner/Annuitant is age 70 or the younger of the
Contractowner and spouse is age 70 (joint life option) (age 65 for Lincoln
Lifetime IncomeSM Advantage 2.0 elections from January 1, 2013 to May 20,
2013). You may request the terminal illness enhancement by filling out a request form provided by us. Any withdrawals made prior to the diagnosis of a terminal illness and during the Benefit Year that the terminal illness enhancement commences will reduce the amount available that year for the terminal illness enhancement. Purchase Payments may not be made into the contract after a request for the terminal illness enhancement is approved by us and any Purchase Payments made either in the 12 months prior to the terminal illness diagnosis or during the duration of the terminal illness will not be included in the calculation of the terminal illness enhancement. Any requirements to qualify for the terminal illness enhancement are set forth in the Terminal Illness Claim Form. The remaining references to the Guaranteed
Annual Income amount also include the terminal illness enhancement amount for
Contractowners in South Dakota only.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal or are withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the original Contractowner or original
Contractowner's bank account (or to the original Annuitant or the original
Annuitant's bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

   1. The Income Base is reduced by the same proportion that the Excess
     Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal;
     and


   2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income amount percentage multiplied by the new (reduced) Income Base (after the pro rata reduction for the Excess
     Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments,
Excess Withdrawals and additional Purchase Payments) available to you for the
Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided on the front page of this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount and the Contract Value under
Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds. The Contractowner who
is age 60 (single life option) makes a $12,000 withdrawal which causes a
$12,915.19 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000)
After a $12,000 Withdrawal ($3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $3,400 and the Income Base is not reduced:

Contract Value = $56,600 ($60,000 - $3,400)
Income Base = $85,000

The Contract Value is also reduced by the $8,600 Excess Withdrawal and the
Income Base is reduced by 15.19435%, the same proportion that the Excess
Withdrawal reduced the $56,600 contract value ($8,600 - $56,600)

Contract Value = $48,000 ($56,600 - $8,600)
Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 -
$12,915.19 = $72,084.81)
Guaranteed Annual Income amount = $2,883.39 (4% of $72,084.81 Income Base)

On the following Benefit Year anniversary:

Contract Value = $43,000
Income Base = $72,084.81
Guaranteed Annual Income amount = $2,883.39 (4% x $72,084.81)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the
Contract Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. Excess Withdrawals will be subject to surrender charges unless one of the waivers of surrender charge provisions set forth in this prospectus is applicable. Continuing with the prior example of the $12,000 withdrawal: the $3,400 Guaranteed Annual Income amount is not subject to surrender charges; the $8,600 Excess Withdrawal may be subject to surrender charges according to the surrender charge schedule in this prospectus. See Charges and Other Deductions - Surrender Charge.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

     1. Lincoln's automatic withdrawal service is used to calculate and pay the
RMD;

     2. The RMD calculation must be based only on the value in this contract;
   and

     3. No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn and will not be subject to surrender charges. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

                                                                              47

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the Death
Benefit option in effect immediately prior to the effective date of the
Guaranteed Annual Income Amount Annuity Payout Option must be one of the following Death Benefits: the Guarantee of Principal Death Benefit, the EGMDB
or the EEB rider. If the Account Value Death Benefit option is in effect, the
Beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life (this option is different from other Annuity Payout options, including i4LIFE (Reg.
TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option over
i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the
Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM
Advantage 2.0 has no provision for a payout of the Income Base or any other
Death Benefit upon death of the Contractowners or Annuitant. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of Lincoln
Lifetime IncomeSM Advantage 2.0 does not impact the Death Benefit options available for purchase with your annuity contract except as described below in
Impact to Withdrawal Calculations of Death Benefits before the Annuity
Commencement Date. All Death Benefit payments must be made in compliance with
Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the
Beneficiary elects to continue the contract after the death of the single life
(through a separate provision of the contract), the Beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the
Income Base.

Upon the first death under the joint life option, the lifetime payout of the
Guaranteed Annual Income amount will continue for the life of the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, Lincoln
Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual
Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse if under age 86 may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the
Guaranteed Annual Income amount to decrease.

Termination. After the fifth anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements.
Lincoln Lifetime IncomeSM Advantage 2.0 will automatically terminate:
 o on the Annuity Commencement Date (except payments under the Guaranteed
   Annual Income Amount Annuity Payout Option will continue if applicable); or

 o upon the death under the single life option or the death of the surviving spouse under the joint life option;
 o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
 o upon surrender of the contract; or
 o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can re-elect any Living Benefit rider or any other living benefits we may offer in the future.


i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0.
i4LIFE (Reg. TM) Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the Access Period. A minimum payout floor, called the Guaranteed Income
Benefit, is also available for election at the time you elect i4LIFE (Reg. TM)
Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Lifetime
IncomeSM Advantage 2.0 in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and elect i4LIFE (Reg.
TM) Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale as long as the election occurs prior to the Annuity
Commencement Date. Contractowners are also guaranteed that the Guaranteed
Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time they purchase Lincoln Lifetime
IncomeSM Advantage 2.0. If the decision to drop Lincoln Lifetime IncomeSM
Advantage 2.0 is made, the Contractowner can use the greater of the Lincoln
Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up (or inception date) or the Account Value immediately prior to electing i4LIFE (Reg. TM) Advantage to establish the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
(version 4). This decision must be made by the maximum age to elect i4LIFE
(Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0
Protected Funds who have waited until after the 5th Benefit Year anniversary may elect i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit until age
99 for nonqualified contracts and age 85 for qualified contracts.

If you choose to drop Lincoln Lifetime IncomeSM Advantage 2.0 and have the single life option, you must purchase i4LIFE (Reg. TM) Advantage with
Guaranteed Income Benefit (version 4) single life option. If you drop Lincoln
Lifetime IncomeSM Advantage 2.0 and have the joint life option, you must purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) joint life option. Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0
Protected Funds must elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
Protected Funds. The minimum length of the i4LIFE (Reg. TM) Advantage Access
Period will vary based upon when you purchased your Lincoln Lifetime IncomeSM
Advantage 2.0 or Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds rider and how long the rider was in effect before you decided to purchase i4LIFE
(Reg. TM) Advantage. These requirements are specifically listed in the i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit section of this prospectus under
Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage with Guaranteed
Income Benefit (version 4) is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)
you should consider that depending on a person's age and the selected length of the Access Period, i4LIFE (Reg. TM) Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Lifetime IncomeSM Advantage
2.0. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments whereas with
Lincoln Lifetime IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM) Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an
"exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase
Payments. In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage
2.0 are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.

The initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income
Benefit (version 4) will be equal to the current annual rate in effect for your
Lincoln Lifetime IncomeSM Advantage 2.0 rider. This charge is in addition to the mortality and expense risk and administrative charge for your base contract
Death Benefit option. The charge is calculated based upon the greater of the value of the Income Base or Contract Value as of the last Valuation Date under
Lincoln Lifetime IncomeSM Advantage 2.0 prior to election of i4LIFE (Reg. TM)
Advantage with Guaranteed Income Benefit (version 4). During the Access Period, this charge is deducted from the i4LIFE (Reg. TM) Advantage Account Value on a quarterly basis with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the effective date of i4LIFE
(Reg. TM) Advantage with Guaranteed Income Benefit (version 4). During the
Lifetime Income Period, this charge is deducted annually. The initial charge may increase annually upon a step-up of the Guaranteed Income Benefit by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the percentage increase, if any, to the Guaranteed Income Benefit and the percentage increase if any to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. If an
Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Impact to Withdrawal Calculations of Death Benefits before the Annuity
Commencement Date. The Death Benefit calculation for certain Death Benefit options in effect prior to the Annuity Commencement Date may change for
Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0. Certain
Death Benefit options provide that all withdrawals reduce the Death Benefit in the same proportion that the withdrawals reduce the Contract Value. If you elect Lincoln Lifetime IncomeSM Advantage 2.0, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all Purchase Payment amounts on a dollar for dollar basis for purposes of calculating the Death
Benefit under the Guarantee of Principal Death Benefit. The same also applies to the EGMDB or

                                                                              49

the EEB rider if the Death Benefit is based on the sum of all Purchase
Payments, decreased by withdrawals. See The Contracts - Death Benefits. Any
Excess Withdrawals will reduce the sum of all Purchase Payments in the same proportion that the withdrawals reduced the Contract Value under any Death
Benefit option in which proportionate withdrawals are in effect. This change has no impact on Death Benefit options in which all withdrawals reduce the
Death Benefit calculation on a dollar for dollar basis. The terms of your contract will describe which method is in effect for your contract while this rider is in effect.

The following example demonstrates how a withdrawal will reduce the Death
Benefit if both the EGMDB and Lincoln Lifetime IncomeSM Advantage 2.0 are in
effect when the Contractowner dies. Note that this calculation applies only to the sum of all Purchase Payments calculation and not for purposes of reducing the highest anniversary Contract Value under the EGMDB:
Contract Value before withdrawal $80,000
Guaranteed Annual Income amount $5,000

Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of this prospectus:
   a) Contract Value $80,000
   b) Sum of Purchase Payments $100,000
     c) Highest anniversary Contract Value $150,000
Withdrawal of $9,000 will impact the Death Benefit calculation as follows:
   a) $80,000 - $9,000 = $71,000 (Reduction $9,000)
   b) $100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed
   Annual Income amount)

   ($95,000 - $5,067 = $89,933 [$95,000 times ($4,000/$75,000) = $5,067]
   Proportional reduction of Excess Withdrawal. Total reduction = $10,067.

   c) $150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 = $16,875].
   The entire $9,000 withdrawal reduced the Death Benefit option proportionally. Total reduction = $16,875.

Item c) provides the largest Death Benefit of $133,125.

i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your contract and described later in this prospectus. You may also purchase the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit
(version 4) for an additional charge. See Charges and Other Deductions - Rider
Charges - i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is an Annuity Payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your
Account Value, which means you may surrender the contract, make withdrawals, and have a Death Benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE (Reg. TM) Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE (Reg. TM) Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE (Reg.
TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed
Income Benefit which provides a minimum payout floor for your Regular Income
Payments. You choose when you want to receive your first Regular Income Payment and the frequency with which you will receive Regular Income Payments. The initial Regular Income Payment is calculated from the Account Value on a date no more than 14 days prior to the date you select to begin receiving the
Regular Income Payments. This calculation date is called the Periodic Income
Commencement Date, and is the same date the Access Period begins. Regular
Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. This option is available on non-qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP market). This option is subject to a charge while the i4LIFE (Reg. TM) Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions - i4LIFE
(Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is available for contracts with a Contract Value of at least $50,000, and may be elected at the time of application or at any time before any other Annuity Payout option under this contract is elected, by sending a written request to our Home Office. When you elect i4LIFE (Reg. TM)
Advantage, you must choose the Annuitant, Secondary Life, if applicable, and make several choices about your Regular Income Payments. The Annuitant and
Secondary Life may not be changed after i4LIFE (Reg. TM) Advantage is elected.
For qualified contracts, the Secondary Life must be the spouse. See i4LIFE
(Reg. TM) Advantage Death Benefits regarding the impact of a change to the
Annuitant prior to the i4LIFE (Reg. TM) Advantage election.


i4LIFE (Reg. TM) Advantage for IRA contracts is only available if the Annuitant and Secondary Life, if applicable, are age 591/2 or older at the time the option is elected. i4LIFE (Reg. TM) Advantage with the Guaranteed Income
Benefit must be elected by age 80 on IRA contracts or age 95 on non-qualified contracts. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions.
Additional Purchase Payments may be made during the Access Period for an IRA contract, unless a Guaranteed Income Benefit has been elected. If the
Guaranteed Income Benefit option has been elected on an IRA contract, additional Purchase Payments may be made until the initial Guaranteed Income
Benefit is calculated. Additional Purchase Payments will not be accepted after the Periodic Income Commencement Date for a non-qualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among Subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date.
However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity
Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, the Death Benefit option that you had previously elected will become the Death Benefit election under i4LIFE
(Reg. TM) Advantage, unless you elect a less expensive Death Benefit option. If you had previously elected EEB Death Benefit, you must elect a new Death
Benefit. Existing Contractowners with the Account Value Death Benefit who elect
i4LIFE (Reg. TM) Advantage must choose the i4LIFE (Reg. TM) Advantage Account
Value Death Benefit. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE (Reg. TM) Advantage began (if premium taxes have been deducted from the Contract Value). See The Contracts - i4LIFE (Reg. TM) Advantage Death
Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the Periodic Income Commencement
Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit, and during which you may surrender the contract and make withdrawals from your
Account Value (defined below). At the end of the Access Period, the remaining
Account Value is used to make Regular Income Payments for the rest of your life
(or the Secondary Life if applicable). This is called the Lifetime Income
Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for non-qualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect
i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Additional restrictions may apply if you are under age 591/2 when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular
Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue Regular Income
Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE
(Reg. TM) Advantage contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. The minimum
Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income
Benefit. Shortening the Access Period will terminate the Guaranteed Income
Benefit. See The Contracts - Guaranteed Income Benefit with i4LIFE (Reg. TM)
Advantage.

Account Value. The initial Account Value is the Contract Value on the Valuation
Date i4LIFE (Reg. TM) Advantage is effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a
Valuation Date will equal the total value of all of the Contractowner's
Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income Benefit
payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the Account Value will be reduced to zero.

Regular Income Payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic Regular Income Payments for as long as an
Annuitant (or Secondary Life, if applicable) is living and access to your
Account Value during the Access Period. When you elect i4LIFE (Reg. TM)
Advantage, you will have to choose the date you will receive the initial
Regular Income Payment. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. Regular
Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. You also select when the Access Period ends and when the
Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your Regular Income
Payments.

If you do not choose a payment frequency, the default is a monthly frequency.
In most states, you may also elect to have Regular Income Payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income
Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4%, 5%, or 6% may be available.
The higher the assumed investment return you choose, the higher your initial
Regular Income Payment will be and the

                                                                              51

higher the return must be to increase subsequent Regular Income Payments. You also choose the length of the Access Period. At this time, changes can only be made on Periodic Income Commencement Date anniversaries.

Regular Income Payments are not subject to any surrender charges or any applicable Interest Adjustments. See Charges and Other Deductions. For
information regarding income tax consequences of Regular Income Payments, see
Federal Tax Matters.

The amount of the initial Regular Income Payment is determined on the Periodic
Income Commencement Date by dividing the Contract Value (or Purchase Payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:
 o the age and sex of the Annuitant and Secondary Life, if applicable;
 o the length of the Access Period selected;
 o the frequency of the Regular Income Payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit of the entire Account Value will be paid to your Beneficiary upon your death. These benefits during the Access
Period result in a slightly lower Regular Income Payment, during both the
Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit of the full Account
Value was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the
Lifetime Income Period, with no further access or Death Benefit.

The Account Value will vary with the actual net investment return of the
Subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period.
Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable
Valuation Date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent Regular Income Payments.
If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the Regular
Income Payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the Regular Income Payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income
Payments will be reduced in the same proportion that withdrawals reduce the
Account Value.

For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment.

For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent
Regular Income Payment and Regular Income Payments will continue until the
Account Value is fully paid out and the Access Period ends. For qualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income
Benefit if applicable) will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income
Period begins at the end of the Access Period if either the Annuitant or
Secondary Life is living. Your earlier elections regarding the frequency of
Regular Income Payments, assumed investment return and the frequency of the recalculation do not change. The initial Regular Income Payment during the
Lifetime Income Period is determined by dividing the Account Value on the last
Valuation Date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
 o the age and sex of the Annuitant and Secondary Life (if living);
 o the frequency of the Regular Income Payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income
Payments, the contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period)
divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income
Payments are determined by multiplying the number of Annuity Units per
Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity


Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s)
for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity Units.

Regular Income Payments will continue for as long as the Annuitant or Secondary
Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value;
therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM)
Advantage Account Value Death Benefit is available during the Access Period.
This Death Benefit is equal to the Account Value as of the Valuation Date on which we approve the payment of the death claim. You may not change this Death
Benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.

The i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit is
available during the Access Period and will be equal to the greater of:
 o the Account Value as of the Valuation Date we approve the payment of the claim; or
 o the sum of all Purchase Payments, less the sum of Regular Income Payments and other withdrawals where:
  o Regular Income Payments, including withdrawals to provide the Guaranteed
     Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Contract Value or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your Death Benefit:

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit...    $200,000
    Total i4LIFE (Reg. TM) Regular Income Payment.....................    $ 25,000
    Additional Withdrawal.............................................    $ 15,000   ($15,000/$150,000=10% withdrawal)
    Account Value at the time of Additional Withdrawal................    $150,000

     Death Benefit Value after i4LIFE (Reg. TM) Regular Income Payment =
$200,000 - $25,000 = $175,000
     Death Benefit Value after additional withdrawal = $175,000 - $17,500 =
   $157,500
     Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500

The Regular Income Payments reduce the Death Benefit by $25,000 and the additional withdrawal causes a 10% reduction in the Death Benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value Death Benefit. We will effect the change in Death
Benefit on the Valuation Date we receive a completed election form at our Home
Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the
i4LIFE (Reg. TM) Advantage Guarantee of Principal Death benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
 o the Account Value as of the Valuation Date on which we approve the payment of the claim; or
 o the sum of all Purchase Payments, less the sum of Regular Income Payments and other withdrawals where:
  o Regular Income Payments, including withdrawals to provide the Guaranteed
     Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election; or

                                                                              53

 o the highest Account Value or Contract Value on any contract anniversary date
   (including the inception date of the contract) after the EGMDB is effective
   (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or Contract Value is increased by
   Purchase Payments and is decreased by Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account
   Value or Contract Value is obtained. Regular Income Payments and withdrawals are deducted in the same proportion that Regular Income
   Payments and withdrawals reduce the Contract Value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive Death Benefit option) in the base contract and this Death
Benefit was in effect when you purchased i4LIFE (Reg. TM) Advantage, we will look at the Contract Value before i4LIFE (Reg. TM) Advantage and the Account
Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the Death Benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal
(surrender charges for example) and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the
i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage
Account Value Death Benefit. We will effect the change in Death Benefit on the
Valuation Date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time.
Once the change is effective, you may not elect to return to the i4LIFE (Reg.
TM) Advantage EGMDB.

General Death Benefit Provisions. For all Death Benefit options, following the
Access Period, there is no Death Benefit. The Death Benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the Contractowner, joint owner or Annuitant during the life of the contract, for any reason other than death, the only Death Benefit payable for the new person will be the Account Value.

For non-qualified contracts, upon the death of the Contractowner, joint owner or Annuitant, the Contractowner (or Beneficiary) may elect to terminate the contract and receive full payment of the Death Benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the
Secondary Life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA contract, and there is no Secondary Life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse Beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim.
Approval of payment will occur upon our receipt of all the following:

     1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

     2. written authorization for payment; and

     3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the Death Benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit is available for purchase when you elect i4LIFE
(Reg. TM) Advantage which ensures that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See Charges and Other Deductions for a discussion of the Guaranteed Income Benefit charges.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds is an
optional feature available for purchase that provides a higher Guaranteed
Income Benefit percentage if you adhere to certain Investment Requirements. See
Investment Requirements in this prospectus for more information about the
Investment Requirements applicable to i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit Protected Funds. You will be subject to Investment Requirements applicable to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected
Funds for the entire time you own this rider. Failure to comply with the
Investment Requirements will result in the termination of i4LIFE (Reg. TM)
Advantage with Guaranteed Income Benefit (version 4). See i4LIFE (Reg. TM)
Advantage with Guaranteed Income Benefit - Termination


for more information. All of the other terms and conditions of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (version 4) continue to apply to i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit Protected Funds.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit rider) prior to electing i4LIFE (Reg. TM) Advantage with the Guaranteed
Income Benefit (Annuity Payout rider).

Additional Purchase Payments cannot be made to a contract with the Guaranteed
Income Benefit. You are also limited in how much you can invest in certain
Subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that the i4LIFE (Reg. TM) Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit riders. However, a Contractowner with Lincoln Lifetime IncomeSM Advantage 2.0 (including Lincoln
Lifetime IncomeSM Advantage 2.0 Protected Funds) who decides to drop Lincoln
Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE (Reg. TM) Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in the Lincoln Lifetime IncomeSM Advantage 2.0 rider.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if available, is elected when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
at the time you purchase i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit on the
election form at the time that you purchase i4LIFE (Reg. TM) Advantage. If you intend to use the Income Base from the Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit, you must elect the Guaranteed
Income Benefit at the time you elect i4LIFE (Reg. TM) Advantage.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage -
General i4LIFE (Reg. TM) Provisions for an example.

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version
4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the applicable table below.

 Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for:

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds elections or for purchasers of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
Protected Funds, or prior purchasers of Lincoln Lifetime IncomeSM
                        Advantage 2.0 Protected Funds.

              Single Life Option                                  Joint Life Option
-----------------------------------------------    -----------------------------------------------
                                                            Age
                         Percentage of Account      (younger of you and      Percentage of Account
         Age             Value or Income Base*       your spouse's age)      Value or Income Base*
--------------------    -----------------------    ---------------------    ----------------------

    Under age 40                2.50%                  Under age 40                 2.50%
       40 - 54                  3.00%                    40 - 54                    3.00%
  55 - under 591/2              3.50%                55 - under 591/2               3.50%
     591/2 - 64                 4.00%                   591/2 - 69                  4.00%
       65 - 69                  4.50%                    70 - 74                    4.50%
       70 - 79                  5.00%                    75 - 79                    5.00%
         80+                    5.50%                      80+                      5.50%

* Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds may use
  any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections or for purchasers

                  of Lincoln Lifetime IncomeSM Advantage 2.0.

              Single Life Option                                  Joint Life Option
-----------------------------------------------    -----------------------------------------------
                         Percentage of Account              Age              Percentage of Account
                         Value, Income Base or      (younger of you and      Value, Income Base or
         Age               Guaranteed Amount*        your spouse's age)       Guaranteed Amount*
--------------------    -----------------------    ---------------------    ----------------------

    Under age 40                2.00%                  Under age 40                 2.00%
       40 - 54                  2.50%                    40 - 54                    2.50%
  55 - under 591/2              3.00%                55 - under 591/2               3.00%
     591/2 - 64                 3.50%                   591/2 - 69                  3.50%

                                                                              55

          Single Life Option                             Joint Life Option
--------------------------------------    -----------------------------------------------
                Percentage of Account              Age              Percentage of Account
                Value, Income Base or      (younger of you and      Value, Income Base or
    Age           Guaranteed Amount*        your spouse's age)       Guaranteed Amount*
-----------    -----------------------    ---------------------    ----------------------

  65 - 69              4.00%                    70 - 74                    4.00%
  70 - 74              4.50%                      75+                      4.50%
    75+                5.00%

* Purchasers of Lincoln SmartSecurity (Reg. TM) Advantage (regardless of the rider effective date) may use any remaining Guaranteed Amount (if greater than the Account Value) to calculate the initial Guaranteed Income Benefit.
  Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining
  Income Base reduced by all Guaranteed Annual Income payments since the last
  Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the Account Value to establish the initial Guaranteed Income Benefit.

If the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is
the minimum payment you will receive. If the market performance in your contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income
Payment is less than the Guaranteed Income Benefit, we will reduce the Account
Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income
Benefit (in other words, Guaranteed Income Benefit payments reduce the Account
Value by the entire amount of the Guaranteed Income Benefit payment). (Regular
Income Payments also reduce the Account Value). This payment will be made from the variable Subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the
Guaranteed Income Benefit, we will continue to pay you an amount equal to the
Guaranteed Income Benefit. If your Account Value reaches zero, your Access
Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your Death Benefit. If your Account Value equals zero, no Death Benefit will be paid. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period
ends, we will continue to pay the Guaranteed Income Benefit for as long as the
Annuitant (or the Secondary Life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

The Contractowner receives an amount equal to the Guaranteed Income Benefit.
The entire amount of the Guaranteed Income Benefit is deducted from the Account
Value.

The Guaranteed Income Benefit (version 4) will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For non-qualified contracts, the step-up will occur annually on the first Valuation Date on or after each
Periodic Income Commencement Date anniversary starting on the first Periodic
Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the Valuation Date of the first periodic income payment of each calendar year. The first step-up is the Valuation Date of the first periodic income payment in the next calendar year following the Periodic Income
Commencement Date.

The following example illustrates how the initial Guaranteed Income Benefit
(version 4) is calculated for a 65-year old Contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4% for a 65-year old (single life) per the
Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. The example also assumes that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income
Payment. See The Contracts - i4LIFE (Reg. TM) Advantage - Regular Income
Payments during the Access Period for a discussion of recalculation of the
Regular Income Payment.


8/1/2013 Amount of initial Regular Income Payment.............................  $  4,801
8/1/2013 Account Value at election of Guaranteed Income Benefit (version 4)...  $100,000
8/1/2013 Initial Guaranteed Income Benefit (4% times $100,000 Account Value) .  $  4,000
8/1/2014 Recalculated Regular Income Payment..................................  $  6,000
8/1/2014 Guaranteed Income Benefit after step-up (75% of $6,000) .              $  4,500

The Contractowner's Guaranteed Income Benefit was increased to 75% of the recalculated Regular Income Payment.

At the time of a step-up of the Guaranteed Income Benefit the i4LIFE (Reg. TM)
Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 2.00%. This means that your charge may change every year.
If we automatically administer a new step-up for you and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date of the step-up. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed.
Step-ups will continue after a request to reverse a step-up. i4LIFE (Reg. TM)
Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

The next section describes certain guarantees in Living Benefit riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchase Lincoln
Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)
even if it is no longer available for sale. They are also guaranteed that the
Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln
Lifetime IncomeSM Advantage 2.0. See The Contracts- Living Benefit Riders -
Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE
(Reg. TM) Advantage with Guaranteed Income Benefit (version 4) in accordance with the terms set out above for i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (version 4). If this decision is made, the Contractowner can use the
Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed
Annual Income payments since the last Automatic Annual Step-up or since the rider's effective date (if there has not been an Automatic Annual Step-up) if greater than the Account Value to establish the i4LIFE (Reg. TM) Advantage with
Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider.

Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds. Contractowners who
elect Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds and purchase
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Protected Funds in
accordance with the same terms set out above for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (version 4). If this decision is made, the
Contractowner can use the greater of the Income Base under Lincoln Lifetime
IncomeSM Advantage 2.0 reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Account Value to establish the
Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit Protected Funds.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
  o A 4% assumed investment return (AIR) will be used to calculate the Regular
     Income Payments.

  o The minimum Access Period required for Guaranteed Income Benefit (version
     4) is the longer of 20 years or the difference between your age (nearest birthday) and age 100. The minimum Access Period required for i4LIFE (Reg.
     TM) Advantage Guaranteed Income Benefit Protected Funds is the longer of
     20 years or the difference between your age (nearest birthday) and age 90.
     We may change this Access Period requirement prior to election of the
     Guaranteed Income Benefit. Different minimum Access Period requirements apply if you use the greater of the Account Value or Income Base (less amounts paid since the last Automatic Step-up) under Lincoln Lifetime
     IncomeSM Advantage 2.0 or Lincoln Lifetime IncomeSM Advantage 2.0
     Protected Funds to calculate the Guaranteed Income Benefit as set forth below:

                                            Minimum Access Period
                                            Elections of i4LIFE (Reg. TM) Advantage prior to the 5th Benefit
                                                                    Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0                             between your age and age 100
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 Protected Funds             between your age and age 90

                                            Elections of i4LIFE (Reg. TM) Advantage on and after the 5th
                                                              Benefit Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0                             between your age and age 95
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 15 years or the difference
 Advantage 2.0 Protected Funds             between your age and age 85

                                                                              57

  o The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your Regular Income Payment will be reduced, but the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will not be affected. If you choose to shorten your Access Period, the i4LIFE (Reg. TM) Advantage with
Guaranteed Income Benefit will terminate.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the Annuitant (or the later of the death of the Annuitant or
Secondary Life if a joint payout was elected); or
  o a Contractowner requested decrease in the Access Period or a change to the
Regular Income Payment frequency; or
  o upon written notice to us; or
  o assignment of the contract; or
  o failure to comply with Investment Requirements.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified. However if you used the greater of the Account
Value or Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE (Reg. TM) Advantage election.
If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you
may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage Regular Income Payments
will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit (version 4) is available with qualified and nonqualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner must be under age 95 for nonqualified contracts and under age 80 for qualified contracts at the time this rider is elected.

Withdrawals. You may request a withdrawal at any time prior to or during the
Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The Interest Adjustment
may apply.

The following example demonstrates the impact of a withdrawal on the Regular
Income Payments and the Guaranteed Income Benefit payments:

        i4LIFE (Reg. TM) Regular Income Payment before Withdrawal.....    $  1,200
        Guaranteed Income Benefit before Withdrawal...................    $    900
        Account Value at time of Additional Withdrawal................    $150,000
        Additional Withdrawal.........................................    $ 15,000   (a 10% withdrawal)

     Reduction in i4LIFE (Reg. TM) Regular Income Payment for Withdrawal =
$1,200 X 10% = $120
     i4LIFE (Reg. TM) Regular Income Payment after Withdrawal = $1,200 - $120 =
   $1,080

     Reduction in Guaranteed Income Benefit for Withdrawal = $900 X 10% = $90
     Guaranteed Income Benefit after Withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and
Other Deductions. The Interest Adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE (Reg. TM)
Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE
(Reg. TM) Advantage Death Benefit will terminate and you may choose the
Guarantee of Principal (if you had the i4LIFE (Reg. TM) Advantage Guarantee of
Principal Death Benefit) or Account Value Death Benefit options. Upon termination, we will stop assessing the charge for i4LIFE (Reg. TM) Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new Death Benefit option. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM) Advantage.

For non-qualified contracts, you may not terminate i4LIFE (Reg. TM) Advantage once you have elected it.


Annuity Payouts
When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 90th birthday.
However, you must elect to receive Annuity Payouts by the Annuitant's 99th birthday. Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, Contractowners with Lincoln Lifetime IncomeSM Advantage
2.0 may elect the Guaranteed Annual Income Amount Annuity Payout option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the Contract
Value may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than
$50, we have the right to reduce their frequency until the payouts are at least
$50 each. Following are explanations of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to Contractowners who have elected i4LIFE (Reg. TM) Advantage, the Guaranteed Amount Annuity Payout option or the Guaranteed Annual Income Amount Annuity Payout option.

Life Annuity. This option offers a periodic payout during the lifetime of the
Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries.
However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant.
The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint
Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected Guaranteed Period, usually 10 or 20 years, full benefit payment will continue for the rest of the Guaranteed Period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts)
equal to the excess, if any, of:
 o the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
 o the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.

The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b)
the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option.
You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an
Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

                                                                              59

Lincoln SmartIncomeSM Inflation. The Lincoln SmartIncomeSM Inflation Fixed
Annuity Payout Option ("Lincoln SmartIncomeSM Inflation") is an Annuity Payout
option that provides:
 o Scheduled Payments (the periodic Annuity Payouts under this rider) for the life of the Annuitant and Secondary Life (Secondary Life may also be referred to as joint life), if applicable, that may change each January based on changes in the Consumer Price Index-Urban (CPI). The CPI is the
   non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers published by the U.S. Bureau of Labor Statistics and is widely used to measure inflation.
 o A Guaranteed Minimum Scheduled Payment.
 o A Death Benefit based on the Reserve Value.
 o A Reserve Value from which additional withdrawals, called Unscheduled
   Payments, may be taken at any time as long as the Reserve Value is greater than zero and up to the amount of the Reserve Value less any related charges and taxes.

You must wait at least one year from the effective date of the contract to elect Lincoln SmartIncomeSM Inflation. For non-qualified annuities the
Annuitant and joint Annuitant must be at least 50 years of age and not older than 85 years of age (50 years and not more than 75 years of age for qualified annuities). The minimum Contract Value that may be credited to this Annuity
Payout option is $50,000 and the maximum is $1,000,000.

You may consider electing this Annuity Payout option if you would like an
Annuity Payout that may increase or decrease as inflation, as measured by the
CPI, increases or decreases. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, Death Benefits and access to the Reserve Value from which you can take Unscheduled Payments. We offer other fixed Annuity Payout options that have a higher income factor and would result in a higher payment than Lincoln SmartIncomeSM Inflation but do not offer Unscheduled Payments or a
Death Benefit. You should carefully consider whether or not Lincoln
SmartIncomeSM Inflation is the appropriate choice for you.

All or a portion of your Contract Value may be used to fund the Lincoln
SmartIncomeSM Inflation. You may select both Lincoln SmartIncomeSM Inflation and another Annuity Payout option at the same time by allocating less than 100%
of your Contract Value to Lincoln SmartIncomeSM Inflation and the remainder to the other Annuity Payout option. If only a portion of your Contract Value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the Contract
Value must be used to fund another Annuity Payout option.

The Lincoln SmartIncomeSM Inflation may not be available for purchase in the future as we reserve the right not to offer it for sale. The availability of
Lincoln SmartIncomeSM Inflation will depend upon your state's approval of the contract rider. We also reserve the right to substitute an appropriate index for the CPI, if:

     1. The CPI is discontinued, delayed, or otherwise not available for this use; or

     2. The composition, base or method of calculating the CPI changes so that we deem it inappropriate for use.

If the CPI is discontinued, delayed or otherwise not available, or if the composition, base or method of, calculating the CPI changes so that we deem it inappropriate for use in Lincoln SmartIncomeSM Inflation, we will substitute an appropriate index for the CPI. In the case of a substitution, we will give you written notification at least 30 days in advance of this change, as well as provide you with an amendment to the prospectus. We will attempt to utilize a substitute index generated by the government that is a measure of inflation. We will not substitute an index created by us or one of our affiliates. Upon substitution of the CPI, annuity payment values will be calculated consistent with the formulas currently used but with different index values for calculating the Scheduled Payment and Reserve Value adjustments. If we substitute a different index of the CPI you may cancel the rider per the terms of the termination provisions of rider and may be subject to an Unscheduled
Payment charge. See Termination and Unscheduled Payments.

Rider Year and Rider Date. The Rider Date is the effective date of the rider.
The Rider Date anniversary is the same calendar day as the Rider Date each calendar year. A Rider Year is each 12-month period starting with the Rider
Date and starting each Rider Date anniversary after that.

Scheduled Payment and Guaranteed Minimum Scheduled Payment. Scheduled Payments
are Annuity Payouts for the life of the Annuitant (and Secondary Life if
applicable).You choose when payments will begin and whether the Scheduled
Payment is paid monthly, quarterly, semi-annually or annually. Once the
Scheduled Payment frequency is established it cannot be changed. The frequency of the Scheduled Payments will affect the dollar amount of each Scheduled
Payment. For example, a more frequent payment schedule will reduce the dollar amount of each Scheduled Payment. The first payment must be at least 30 days after the Rider Date and before the first Rider Date anniversary. The Scheduled
Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI. Scheduled Payments are also adjusted for
Unscheduled Payments, any related Unscheduled Payment charge and any deduction for premium taxes. If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment, as adjusted, you will receive the Guaranteed Minimum Scheduled Payment, as adjusted, unless Unscheduled
Payments have reduced the Reserved Value to zero, in which case the rider will terminate.

Lincoln SmartIncomeSM Inflation also provides a Guaranteed Minimum Scheduled
Payment which is initially equal to the first Scheduled Payment. The Guaranteed
Minimum Scheduled Payment may be adjusted for Unscheduled Payments, any related
Unscheduled Payment charge and any deductions for premium taxes, but is not adjusted for changes in the CPI. (See further discussion and


example of reductions to the Scheduled Payment and Guaranteed Minimum Scheduled
Payment for Unscheduled Payment in the Unscheduled Payment section below.)

The initial Scheduled Payment is calculated by multiplying the Contract Value allocated to Lincoln SmartIncomeSM Inflation, reduced for any premium tax, by an income factor. The income factor is based upon:
 o the age and sex of the Annuitant and Secondary Life;
 o the frequency of the Scheduled Payments;
 o the Scheduled Payments start date.

For a given Contractowner with the same characteristics (sex, age, frequency of
Annuity Payouts and Annuity Payout start date) the income factor for a fixed lifetime Annuity Payout option would be higher than the income factor for
Lincoln SmartIncomeSM Inflation. You may request an illustration of annuity values prior to purchasing Lincoln SmartIncomeSM Inflation which will illustrate the Scheduled Payment and Guaranteed Minimum Scheduled Payment you
may expect.

Reserve Value. The Reserve Value is a value we establish to determine the amount available for Unscheduled Payments and the Death Benefit, if any. The
initial Reserve Value on the Rider Date is equal to the amount of the Contract
Value used to purchase Lincoln SmartIncomeSM Inflation, less any outstanding premium taxes that have not previously been deducted. Each January 1, the
Reserve Value will be adjusted either up or down by the percentage change in the CPI during the preceding calendar year, as described below. The Reserve
Value is decreased dollar for dollar by any Scheduled or Unscheduled Payments and related Unscheduled Payment charges or any premium taxes. There is no minimum floor to the Reserve Value. If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (and not due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or Death Benefit. However, the Scheduled
Payments will continue for the life of the Annuitant and Secondary Life, if applicable.

If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

Adjustment of the Scheduled Payment and Reserve Value. Each January 1st
(Adjustment Date) the Scheduled Payment and Reserve Value may be adjusted up or down by the same percentage, which will be the percentage change in the CPI during the preceding calendar year. The CPI is the non-seasonally adjusted U.S.
City Average All Items Consumer Price Index for all Urban Consumers and is
published monthly by the United States Department of Labor, Bureau of Labor
Statistics (BLS). The CPI measures over time the average price change paid by urban consumers for consumer goods and services. The CPI is published as a number (CPI Value).You may obtain information regarding the CPI from BLS electronically (www.bls.gov/cpi), through subscriptions to publications, and via telephone and fax, through automated recordings.

The adjustment to the Scheduled Payment and to the Reserve Value each
Adjustment Date may be positive or negative, depending upon whether the CPI
Value has risen or fallen in the preceding calendar year. A rise in the CPI
Value will result in a positive adjustment. A fall in the CPI Value will result in a negative adjustment. The percentage change in the CPI is measured by the change in the CPI Value published each December immediately preceding the
Adjustment Date compared to either the initial CPI Value (first adjustment) or the CPI Value published in December two calendar years preceding the Adjustment
Date (all subsequent adjustments after the first). The CPI Value published in
December is the CPI Value for the month of November. The first adjustment to the Scheduled Payment and Reserve Value will be made on the next Adjustment
Date following the Rider Date. For the first adjustment the initial CPI Value will be the CPI Value published in the month preceding the Rider Date. The calculation of the first adjustment percentage will be equal to [(i)/(ii)]
where:

     (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

     (ii) is the initial CPI Value

Following is an example of the calculation of the first adjustment percentage and the first adjustment to the Reserve Value using hypothetical CPI values:

      Initial Reserve Value on Rider Date 4/15/2012......................  $ 150,000
      Initial Scheduled Payment on 4/15/2012.............................  $   8,000
      Initial CPI Value published in March 2012..........................        150
      CPI Value published in December 2012...............................        155
      Adjustment percentage (155/150)....................................   1.033333
      Reserve Value After 1/1/2013 Adjustment ($150,000 x 1.033333) .      $ 155,000
      Scheduled Payment After 1/1/2013 Adjustment ($8,000 x 1.033333) .    $8,266.67

Subsequent adjustments will be calculated on each subsequent Adjustment Date.
Subsequent adjustments will be based upon the percentage change in the CPI
Value published in December immediately preceding the Adjustment Date compared with the CPI Value

                                                                              61

published two calendar years prior to the Adjustment Date. Calculations of the adjustment percentage after calculation of the first adjustment percentage will be equal to [(i)/ (ii)] where:

     (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

     (ii) is the CPI Value published in December two calendar years preceding the Adjustment Date.

If adjustments to the Scheduled Payment cause it to be less than the Guaranteed
Minimum Scheduled Payment you will receive the Guaranteed Minimum Scheduled
Payment. While you are receiving the Guaranteed Minimum Scheduled Payment we will continue to adjust the Scheduled Payment by the percentage change of the
CPI Value published each December immediately preceding the Adjustment Date compared to the CPI Value published two calendar years prior to the Adjustment
Date. You will start to receive the Scheduled Payment again in the year that it is adjusted so that it is greater than the Guaranteed Minimum Scheduled
Payment.

The following example demonstrates the impact of a positive change in a hypothetical CPI Value resulting in a positive adjustment to the Scheduled
Payment and Reserve Value:

      Annual Scheduled Payment for calendar year 2012..........................  $   5,000
      Guaranteed Minimum Scheduled Payment for calendar year 2012..............  $   4,800
      Reserve Value 12/31/2012.................................................  $ 100,000
      CPI Value published in December 2012.....................................        120
      CPI Value published in December 2011.....................................        115
      Adjustment percentage (120/115)..........................................   1.043782
      Reserve Value after 1/1/2013 adjustment ($100,000 x 1.043782) .            $ 104,378
      Annual Scheduled Payment for calendar year 2013 after 1/1/2013 adjustment
       ($5,000 x 1.043782) .                                                     $5,217.39

Since the Scheduled Payment (after the adjustment) for 2013 of $5,217.39 is greater than the Guaranteed Scheduled Payment of $4,800, the payment you will receive in 2013 will equal the Scheduled Payment of $5,217.39.

The following example demonstrates the impact of a negative change in a hypothetical CPI Value resulting in a negative adjustment to the Scheduled
Payment and Reserve Value:

      Annual Scheduled Payment for calendar year 2012..........................  $    5,000
      Guaranteed Minimum Scheduled Payment for calendar year 2012..............  $    4,800
      Reserve Value 12/31/2012.................................................  $  100,000
      CPI Value published in December 2012.....................................         120
      CPI Value published in December 2011.....................................         130
      Adjustment percentage (120/130)..........................................   0.9230769
      Reserve Value after 1/1/2013 adjustment ($100,000 x 0.9230769) .           $   92,308
      Annual Scheduled Payment for calendar year 2013 after 1/1/2013 adjustment
       ($5,000 x 0.9230769) .                                                    $ 4,615.38

Since the Scheduled Payment (after adjustment) for 2013 of $4,615.38 is less than the Guaranteed Minimum Scheduled Payment of $4,800, the payment you will receive in 2013 will equal the Guaranteed Minimum Scheduled Payment of $4,800.

Continuing this example for the next year's adjustment:

      Annual Scheduled Payment for calendar year 2013..........................  $   4,800
      Guaranteed Minimum Scheduled Payment for calendar year 2013..............  $   4,800
      Reserve Value 12/31/2013 ($92,308 - $4,800) .                              $  87,508
      CPI Value published in December 2013.....................................        140
      CPI Value published in December 2012.....................................        120
      Adjustment percentage (140/120)..........................................    1.16666
      Reserve Value after 1/1/2014 adjustment ($87,508 x 1.166666) .             $ 102,093
      Annual Scheduled Payment for calendar year 2014 after 1/1/2014 adjustment
       ($4,615.38 x 1.166666) .                                                  $5,384.61

The adjustment is applied to the previously calculated Scheduled Payment
($4,615.38) and not the Guaranteed Minimum Scheduled Payment $4,800. Since the
adjusted Scheduled Payment is greater than the Guaranteed Minimum Scheduled
Payment, the Scheduled Payment will be paid out in calendar year 2014.

Unscheduled Payments. You may take withdrawals in addition to your Scheduled
Payments (Unscheduled Payments) up to the amount of the Reserve Value less any related Unscheduled Payment charges and any deduction for any premium taxes.
Unscheduled Payments and any related Unscheduled Payment charges or premium taxes will reduce the Reserve Value on a dollar for dollar basis.


Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum
Scheduled Payment in the same proportion the Unscheduled Payment reduces the
Reserve Value (including Unscheduled Payment charges and taxes). Because the
Reserve Value is reduced over time (due to Scheduled Payments, Unscheduled
Payments and related Unscheduled Payment charges and any premium taxes) an
Unscheduled Payment taken in the later years of the rider when the Reserve
Value is smaller may result in a larger proportional reduction to the Scheduled
Payment and Guaranteed Minimum Scheduled Payment than if the same Unscheduled
Payment was taken in the early years of the rider when the Reserve Value was larger and may also result in a proportional reduction of the Scheduled Payment and Guaranteed Minimum Scheduled Payment that is more than the Unscheduled
Payment amount taken.

If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to the deduction of Unscheduled
Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more
Unscheduled Payments or Death Benefit. However, the Scheduled Payments will continue for the life of the Annuitant and Secondary Life, if applicable. If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

The following example shows how an Unscheduled Payment of $2,000 taken in the early years of the rider results in a $300 proportional reduction of the
Guaranteed Minimum Scheduled Payment. The example assumes that no other
Unscheduled Payments have been taken.

      Reserve Value 1/1/2013.....................................................  $100,000
      Guaranteed Minimum Scheduled Payment 1/1/2013..............................  $ 15,000
      Unscheduled Payment 1/2/2013...............................................  $  2,000
      Proportional reduction percentage ($2,000/$100,000) .                             .02
      Proportional reduction to the Guaranteed Minimum Scheduled Payment (.02 x
       $15,000) .                                                                  $    300
      New Guaranteed Minimum Scheduled Payment...................................  $ 14,700

The example next shows how the same $2,000 Unscheduled Payment taken in the later years of the rider results in a $3,000 proportional reduction of the
Guaranteed Minimum Scheduled Payment which is more than the actual Unscheduled
Payment amount.

      Reserve Value 1/1/2013...................................................  $10,000
      Guaranteed Minimum Scheduled Payment.....................................  $15,000
      Unscheduled Payment 1/2/2013.............................................  $ 2,000
      Proportional reduction percentage ($2,000/$10,000) .                           .20
      Proportional reduction to the Guaranteed Minimum Scheduled Payment (.20 x
       $15,000) .                                                                $ 3,000
      New Guaranteed Minimum Scheduled Payment ($15,000 - $3,000) .              $12,000

Please note that any Unscheduled Payments may significantly reduce your future
Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as your
Reserve Value, so carefully consider this before deciding to take an
Unscheduled Payment.

If the Unscheduled Payment is taken during the first seven Rider Years an
Unscheduled Payment charge is assessed on the amount of the Unscheduled Payment that exceeds the 10% free amount per Rider Year. Unscheduled Payments of up to
10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The
Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current
Reserve Value each year are not subject to an Unscheduled Payment charge. If an
Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the Annuitant or Secondary Life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider
Year, then no Unscheduled Payment charges are assessed on any Unscheduled
Payment. The Unscheduled Payment charge is also waived upon payment of a Death
Benefit as described below. See Charges and Other Deductions - Charges for
Lincoln SmartIncomeSM Inflation for a schedule of Unscheduled Payment charges.

The following example demonstrates the Unscheduled Payment charge for an
Unscheduled Payment taken in the third Rider Year and the impact to Scheduled
Payments and the Guaranteed Minimum Scheduled Payment:

                                                                              63

Guaranteed Minimum Scheduled Payment for calendar year 2013...............................  $    4,800
Annual Scheduled Payment for calendar year 2013 paid 1/1/2013.............................  $    5,000
Reserve Value 1/1/2013 before Scheduled Payment...........................................  $  515,000
Reserve Value 1/2/2013 after Scheduled Payment ($515,000 - $5,000) .                        $  510,000
Unscheduled Payment charge percent........................................................           7%
Then current Reserve Value before Unscheduled Payment on 1/15/2013........................  $  510,000
Free amount on 1/15/2013 (10% x $510,000) .                                                 $   51,000
Unscheduled Payment 1/15/2013.............................................................  $   10,000
[since Unscheduled Payment is within the 10% free amount ($10,000 < = $51,000) there is no Unscheduled Payment
 charge]..................................................................................
Reserve Value 1/15/2013 after Unscheduled Payment ($510,000 - $10,000) .                    $  500,000
Proportional reduction percentage due to Unscheduled Payment ($10,000/$510,000) .              1.96078%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 - ($5,000    $    4,902
  x .0196078)] .
Guaranteed Scheduled Payment after proportional reduction [$4,800 - ($4,800 x .0196078)] .  $    4,706
Then current Reserve Value 2/1/2013 before second Unscheduled Payment.....................  $  500,000
2nd Unscheduled Payment 2/1/2013..........................................................  $   75,000
Free amount on 2/1/2013 (10% x $500,000) .                                                  $   50,000
Remaining free amount ($50,000 - $10,000 prior Unscheduled Payment) .                       $   40,000
Unscheduled Payment charge [($75,000 - $40,000) x .07] .                                    $    2,450
Unscheduled Payment paid (minus Unscheduled Payment charge ($75,000 - $2,450) .             $   72,550
Proportional reduction percentage due to Unscheduled Payment ($75,000/$500,000) .                   15%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 - ($5,000    $    4,250
  x .15)] .
Guaranteed Minimum Scheduled Payment after proportional reduction for Unscheduled Payment
[$4,800 - ($4,800 x
 .15)]....................................................................................  $    4,000
Reserve Value after 2/2/2013 Unscheduled Payment and Unscheduled Payment charge ($500,000   $  425,000
  - $75,000) .

If the deduction for an Unscheduled Payment, including any related Unscheduled
Payment charge and premium taxes, reduces the Reserve Value to zero, Lincoln
SmartIncomeSM Inflation will terminate.

Death of Contractowner, Annuitant or Secondary Life. On or after the Annuity
Commencement Date, upon the death of the Contractowner, Annuitant or the
Secondary Life a Death Benefit will be paid if there is a Reserve Value. The
Death Benefit will be determined as of the date due proof of death is received by us. See Annuity Options-General Information.

The Death Benefit paid under Lincoln SmartIncomeSM Inflation will be the greater of:

     a. the current Reserve Value as of the date due proof of death is received by us; or

     b. the initial Reserve Value, less all Scheduled and Unscheduled Payments, less any Unscheduled Payment charges.

Following is an example of the calculation of a Death Benefit upon the death of the Contractowner demonstrating the impact of a negative hypothetical CPI factor:

7/15/2012 Initial Reserve Value......................................  $100,000
1/10/2013 Reserve Value is adjusted due to negative CPI Value of -.10
 ($100,000 x .10 = $10,000 Adjustment)
 ($100,000 - $10,000 = $90,000 Reserve Value) .                        $ 90,000
2/1/2013 Scheduled Payment of $45,000 reduces the Reserve Value
 Reserve Value is reduced by the amount of the Scheduled Payment
 ($90,000 - $45,000 = $45,000) .                                       $ 45,000
8/6/2013 Death of a Contractowner
 Death Benefit is greater of
  a) current Reserve Value ($45,000); or
  b) initial Reserve Value minus Scheduled Payment
   ($100,000 - $45,000 = $55,000) .
8/5/2013 Death Benefit paid..........................................  $ 55,000


If any Contractowner (who is not the Annuitant) dies while Lincoln
SmartIncomeSM Inflation is in force, the holder of the rights of ownership
(i.e. the Beneficiary or successor owner) pursuant to the terms of the underlying contract may:

     1. Terminate the contract and receive the Death Benefit, if any, in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and
     Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero, or (ii) the death(s) of the Annuitant and any Secondary Life.

If the Annuitant dies (whether or not the Annuitant is an owner) while Lincoln
SmartIncomeSM Inflation is in force, the holder of the rights of ownership pursuant to the terms of the underlying contract may:

     1. Terminate the contract and receive the Death Benefit, if any, in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and
     Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the
     Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of any Secondary Life.

If the Secondary Life (who is not an owner) dies while Lincoln SmartIncomeSM
Inflation is in force the holder of the rights of ownership pursuant to the terms of the underlying contract, may:

     1. Terminate the contract and receive the Death Benefit, if any in a lump-sum; or

   2. Continue the contract in force and receive Scheduled Payments and
     Unscheduled Payments, less Unscheduled Payment charge until the later of
     (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled
     Payment to reduce the Reserve Value to zero), or (ii) the death of the
     Annuitant.

Once you elect Lincoln SmartIncomeSM Inflation, any prior Death Benefit elections will terminate (other than any Death Benefit in effect under i4LIFE
(Reg. TM) Advantage) and the Lincoln SmartIncomeSM Inflation Death Benefit will be in effect. If you have elected i4LIFE (Reg. TM) Advantage, the i4LIFE (Reg.
TM) Advantage Death Benefit will be in effect only on the portion of the
Contract Value invested in i4LIFE (Reg. TM) Advantage.

If we were not notified of a death and we continue to make Scheduled or
Unscheduled Payments after the date that Lincoln SmartIncomeSM Inflation should have been terminated, any such payments made are recoverable by us. The
Contractowner(s) or the holder of the rights of ownership will be liable to the
Company for the amount of such payments made.

Termination. You may terminate Lincoln SmartIncomeSM Inflation by taking an
Unscheduled Payment that results in the Reserve Value being reduced to zero due to the deduction of the Unscheduled Payment and any related Unscheduled Payment charge and any premium taxes. Upon termination of the rider due to the deduction of an Unscheduled Payment, and any related Unscheduled Payment charge and any premium taxes, there will be no further Scheduled Payments made or received under the rider.

If the Reserve Value is reduced to zero and the sum of the Scheduled and
Unscheduled Payments made, plus all Unscheduled Payment charges incurred, is less than the initial Reserve Value, we will pay the holder of the rights of ownership, the difference. The payment of the difference between the initial
Reserve Value and the sum of all Scheduled and Unscheduled Payments made, plus charges incurred may occur under circumstances where changes in the CPI have been negative, thus resulting in a lowered Reserve Value.

The following example shows how negative changes to the CPI result in a payment of the difference between the initial Reserve Value and the sum of all
Scheduled and Unscheduled Payments made plus incurred charges:

7/15/2012 Initial Reserve Value...........................................................  $100,000
1/10/2013 Reserve Value is adjusted due to negative CPI Value of -.10
 ($100,000 x .10 = $10,000 Adjustment)
 ($100,000 - $10,000 = $90,000 Reserve Value) .                                             $ 90,000
2/1/2013 Scheduled Payment of $45,000 reduces the Reserve Value
 Reserve Value is reduced by the amount of the Scheduled Payment ($90,000 - $45,000 =       $ 45,000
  $45,000) .
8/6/2013 Unscheduled Payment..............................................................  $ 45,000
Reserve Value.............................................................................  $      0
Reserve Value is reduced to zero which results in termination of the rider
 Initial Reserve Value is greater than payments received
 [$100,000 > ($45,000 + $45,000) = $90,000] .
Final payment made to holder of rights of ownership.......................................  $ 10,000

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

General Information

Any previously selected Death Benefit in effect before the Annuity Commencement
Date will no longer be available on and after the Annuity Commencement Date.
You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Home
Office. You must give us at least 30 days notice before the date on which you want payouts to begin. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for Guaranteed Period payouts, the number of payouts which remain unpaid at the date of the Annuitant's death (or surviving Annuitant's death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:

 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.

Variable Annuity Payouts

Variable Annuity Payouts will be determined using:
 o The Contract Value on the Annuity Commencement Date, less applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and

3. Calculate the value of the Annuity Units each period thereafter.

Annuity Payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore; please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by
us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess.
Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed Side of the Contract

Purchase Payments and Contract Value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Department of Insurance as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the
1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the Guaranteed
Period is subject to the Interest Adjustment (see Interest Adjustment and
Charges and Other Deductions). This may reduce your value upon surrender, withdrawal or transfer, but will not reduce the amount below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract)
interest had been credited to the fixed account. Refer to Transfers before the
Annuity Commencement Date and Transfers after the Annuity Commencement Date for additional transfer restrictions from the fixed account.


ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED
IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION.
CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST
RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. Please contact your registered representative for further information.

Guaranteed Periods

The fixed account is divided into separate Guaranteed Periods, which credit guaranteed interest.

You may allocate Purchase Payments to one or more Guaranteed Periods of 1 to 10 years. We may add Guaranteed Periods or discontinue accepting Purchase Payments into one or more Guaranteed Periods at any time. The minimum amount of any
Purchase Payment that can be allocated to a Guaranteed Period is $2,000. Each
Purchase Payment allocated to the fixed account will start its own Guaranteed
Period and will earn a guaranteed interest rate. The duration of the Guaranteed
Period affects the guaranteed interest rate of the fixed account. A Guaranteed
Period ends on the date after the number of calendar years in the Guaranteed
Period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the Guaranteed Period.
Amounts surrendered, transferred or withdrawn prior to the end of the
Guaranteed Period will be subject to the Interest Adjustment. Each Guaranteed
Period Purchase Payment will be treated separately for purposes of determining any applicable Interest Adjustment. You may transfer amounts from the fixed account to the variable Subaccount(s) subject to the following restrictions:
 o fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
 o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer amounts from the fixed account to the variable Subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Any amount withdrawn from the fixed account may be subject to any applicable surrender charges, account fees and premium taxes.

We will notify the Contractowner in writing at least 30 days prior to the expiration date for any Guaranteed Period amount. A new Guaranteed Period of the same duration as the previous Guaranteed Period will begin automatically at the end of the previous Guaranteed Period, unless we receive, prior to the end of a Guaranteed Period, a written election by the Contractowner. The written election may request the transfer of the Guaranteed Period amount to a different fixed account or to a variable Subaccount from among those being offered by us. Transfers of any Guaranteed Period amount which become effective upon the date of expiration of the applicable Guaranteed Period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.

Interest Adjustment

Any surrender, withdrawal or transfer of a Guaranteed Period amount before the end of the Guaranteed Period (other than dollar cost averaging or Regular
Income Payments under i4LIFE (Reg. TM) Advantage) will be subject to the
Interest Adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the Guaranteed Period will not be subject to the Interest
Adjustment. The Interest Adjustment will be applied to the amount being surrendered, withdrawn or transferred. The Interest Adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of Contract Value from a fixed account will be increased or decreased by an Interest Adjustment, unless the transfer, withdrawal or surrender is effective:
 o during the free look period (See Return Privilege).
 o on the expiration date of a Guaranteed Period.
 o as a result of the death of the Contractowner or Annuitant.
 o subsequent to the diagnosis of a terminal illness of the Contractowner.
   Diagnosis of the terminal illness must be after the effective date of the contract and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
 o subsequent to the admittance of the Contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the effective date of the contract and continue for 90 consecutive days prior to the surrender or withdrawal.
 o subsequent to the permanent and total disability of the Contractowner if such disability begins after the effective date of the contract and prior to the 65th birthday of the Contractowner.
 o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your investment representative regarding the availability of these provisions.

In general, the Interest Adjustment reflects the relationship between the yield rate in effect at the time a Purchase Payment is allocated to a Guaranteed
Period under the contract and the yield rate in effect at the time of the
Purchase Payment's surrender, withdrawal or

                                                                              67

transfer. It also reflects the time remaining in the Guaranteed Period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the Purchase Payment was allocated, then the application of the Interest Adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the Purchase Payment, then the application of the Interest Adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.

The Interest Adjustment is calculated by multiplying the transaction amount by:

    (1+A)n
------------
             -1
  (1+B +K)n

where:

   A = yield rate for a U.S. Treasury security with time to maturity equal to the Guaranteed Period, determined at the beginning of the Guaranteed
   Period.

   B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the Guaranteed Period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

   K = a 0.25% adjustment (unless otherwise limited by applicable state law).
   This adjustment builds into the formula a factor representing direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no Interest Adjustment.

     n = the number of years remaining in the Guaranteed Period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

     Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the Interest Adjustment.

Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
 o your Contract Value drops below certain state specified minimum amounts
   ($1,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;
 o no Purchase Payments have been received for two (2) full, consecutive
 Contract Years; and
 o the annuity benefit at the Annuity Commencement Date would be less than
   $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional Purchase Payments to bring your Contract Value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect Contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.


Abandoned Property

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a
Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death
Benefit will be "escheated". This means that the Death Benefit will paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your
Beneficiary steps forward to claim it with the proper documentation.

To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your
Beneficiary designations by filing a written request with our Home Office.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved
Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of Accumulation
Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940
Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal
Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to Unaffiliated Selling Firms. No commissions are paid to any selling firms in connection with the sale of the contract. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts. LFD may pay certain Selling Firms or their affiliates amounts for, among other things: (1)
"preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; (5) and inclusion in the financial products the Selling Firm offers.

Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling
Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards.

These additional types of compensation are not offered to all Selling Firms.
The terms of any particular agreement governing compensation may vary among
Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or

                                                                              69

lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2012 is contained in the Statement of Additional Information (SAI).

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. A marketing expense allowance is paid to
American Funds Distributors (AFD) in consideration of the marketing assistance
AFD provides to LFD. This allowance, which ranges from 0.10% to 0.16% is based on the amount of purchase payments initially allocated to the American Funds
Insurance Series underlying the variable annuity. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life.
This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law.
Questions about your contract should be directed to us at 1-888-868-2583.

Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code
("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your
Contract Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

 o An individual must own the contract (or the Code must treat the contract as owned by an individual).

 o The investments of the VAA must be "adequately diversified" in accordance with Treasury regulations.

 o Your right to choose particular investments for a contract must be limited.
 o The Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the Contract Value over the Purchase Payments for the contract.
Examples of contracts where the owner pays current tax on the contract's earnings, Bonus Credits and Persistency Credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
 o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;
 o Contracts acquired by an estate of a decedent;
 o Certain qualified contracts;
 o Contracts purchased by employers upon the termination of certain qualified plans; and
 o Certain contracts used in connection with structured settlement agreements.


Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the
Contract Value over the contract Purchase Payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered "adequately diversified."

Restrictions

The Code limits your right to choose particular investments for the contract.
Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, Bonus Credits,
Persistency Credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the
Code, you as the owner of the assets of the VAA.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses.
However, this rule does not apply to a contract owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a
20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the contract. This rule also does not apply to a contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner's spouse at the time first covered by the contract.

Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the contract's Purchase Payments,
Bonus Credits, Persistency Credits and earnings. If Annuity Payouts under the contract begin or are scheduled to begin on a date past the Annuitant's 85th birthday, it is possible that the contract will not be treated as an annuity for purposes of the Code. In that event, you would be currently taxed on the excess of the Contract Value over the Purchase Payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your Contract Value exceeds your
Purchase Payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your Purchase Payments. In certain circumstances, your Purchase Payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has a Living
Benefit rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your Contract Value, the Code may require that you include those additional amounts in your income. Please consult your tax adviser.

Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your Purchase
Payments in the contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the Purchase
Payment in the contract, you will pay tax on the full amount of your Annuity
Payouts. If Annuity Payouts end because of the Annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular Income Payments, are taken from i4LIFE (Reg. TM) Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a
Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity
Commencement Date.

                                                                              71

Death prior to the Annuity Commencement Date:
 o If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
 o If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:

 o If Death Benefits are received in accordance with the existing Annuity
   Payout option following the death of a Contractowner who is not the
   Annuitant, they are excludible from income in the same manner as the
   Annuity Payout prior to the death of the Contractowner.
 o If Death Benefits are received in accordance with the existing Annuity
   Payout option following the death of the Annuitant (whether or not the
   Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the Purchase Payments not yet distributed from the contract. All Annuity Payouts in excess of the Purchase Payments not previously received are includible in income.

 o If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Purchase Payments not previously received.

Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the Code),
 o you receive from an immediate annuity,
 o a Beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. The tax is effective for tax years after December 31, 2012. If you take a distribution from your contract that may be subject to the tax, we will include a Distribution Code "D" in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity
Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity
Payout that you must include in income and the amount that might be subject to the penalty tax described previously.

Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your Contract's Value, you will pay tax on your Contract Value to the extent it exceeds your Purchase Payments not previously received. The new owner's Purchase Payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional rider charges, if any, as a contract withdrawal.


Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called
"qualified contracts." We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:

 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)

 o 401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)

 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

Discontinuance of Use with Qualified Retirement Plans

Beginning September 24, 2007, our individual variable annuity products are no longer available for purchase under a 403(b) plan. Beginning July 31, 2008, we do not accept additional premiums or transfers to existing 403(b) contracts. We require confirmation from your 403(b) plan sponsor that surrenders, loans or transfers you request comply with applicable tax requirements and decline requests that are not in compliance. We will defer processing payments you request until all information required under the Code has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, your contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b)
plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Beginning January 1, 2012, our individual variable annuity products are no longer available for use in connection with all other qualified retirement plan accounts, with the exception of Traditional IRA, SEP IRA and Roth IRA arrangements.

We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code's requirements for the type of plan.
However, the rights of a person to any qualified retirement plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
 o Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase
   Payments. These limits vary depending on the type of qualified retirement plan and the participant's specific circumstances (e.g., the participant's compensation).
 o Minimum annual distributions are required under some qualified retirement plans once you reach age 701/2 or retire, if later as described below.
 o Loans are allowed under certain types of qualified retirement plans, but
   Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth
   IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

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

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include Purchase Payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for
Purchase Payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 70 1/2 or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age
70 1/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death
Benefit is any Death Benefit that has the potential to pay more than the
Contract Value or a return of Purchase Payments. Annuity contracts inside
Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Tax on Early Distributions from Qualified Retirement Plans

The Code may impose a 10% penalty tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% penalty tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
 o Distribution received on or after the Annuitant reaches 591/2
 o Distribution received on or after the Annuitant's death or because of the
Annuitant's disability (as defined in the Code)
 o Distribution received as a series of substantially equal periodic payments based on the Annuitant's life (or life expectancy), or
 o Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after
December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001
(EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b)
non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA)
permits direct conversions from certain qualified, 403(b) or 457(b) plans to
Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements
(see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.


Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts.
We do not believe that these regulations prohibit the Death Benefit from being provided under the contract when we issue the contract as a Traditional or Roth
IRA. However, the law is unclear and it is possible that the presence of the
Death Benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The
Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.
The IRS requires that tax be withheld, even if you have requested otherwise.
Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any
Federal income tax liability on the income and gains earned by the VAA.
However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the
VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Contractowner provide their voting instructions to us. Even though
Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

                                                                              75

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln
National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A
contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the Contract Value as of the Valuation Date on which we receive the cancellation request, plus any premium taxes which had been deducted. No surrender charges or Interest Adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the
Purchase Payment(s) or Contract Value as of the Valuation Date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of Purchase Payments or Contract Value as of the Valuation Date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana
Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon
Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first Contract
Year, reports containing information required by that Act or any other applicable law or regulation.

Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the
Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal
Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period.


Contents of the Statement of Additional Information (SAI)
for Lincoln Life Variable Annuity Account N

Item

Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Capital Markets
Advertising & Ratings
More About the S&P Index
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:

                Statement of Additional Information Request Card
                         ChoicePlus AssuranceSM (Prime)
                    Lincoln Life Variable Annuity Account N

Please send me a free copy of the current Statement of Additional Information for Lincoln Life Variable Annuity Account N ChoicePlus AssuranceSM (Prime).

                                 (Please Print)

Name: -------------------------------------------------------------------------

Address: ----------------------------------------------------------------------

City --------------------------------------------------- State ---------
Zip ---------

Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne,
IN 46801-2348.

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